Third Quarter Report 2022

Management's Discussion and Analysis

WHEATON
PRECIOUS METALS

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three and Nine Months Ended September 30, 2022
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Wheaton Precious Metals Corp.’s (“Wheaton” or the “Company”) unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2022 and related notes thereto which have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board. In addition, the following should be read in conjunction with the 2021 audited consolidated financial statements, the related MD&A and the 2021 Annual Information Form as well as other information relating to Wheaton on file with the Canadian securities regulatory authorities and on SEDAR at www.sedar.com. Reference to Wheaton or the Company includes the Company’s wholly-owned subsidiaries. This MD&A contains “forward-looking” statements that are subject to risk factors set out in the cautionary note contained on page 50 of this MD&A as well as throughout this document. All figures are presented in United States dollars unless otherwise noted. This MD&A has been prepared as of November 3, 2022.

Table of Contents
Operational Overview	4
Highlights	5
Outlook	5
Mineral Stream Interests	7
Mineral Royalty Interests	10
Long-Term Equity Investments	10
Convertible Notes Receivable	12
Quarterly Financial Review[1]	15
Results of Operations and Operational Review	16
Liquidity and Capital Resources	27
Share Capital	36
Financial Instruments	36
Future Changes to Accounting Policies	36
Non-IFRS Measures	38
Subsequent Events	42
Controls and Procedures	42
Attributable Reserves and Resources	43
Cautionary Note Regarding Forward-Looking Statements	50

WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [2]

Overview
Wheaton Precious Metals Corp. is a precious metal streaming company which generates its revenue primarily from the sale of precious metals (gold, silver and palladium) and cobalt. The Company is listed on the New York Stock Exchange (“NYSE”), the Toronto Stock Exchange (“TSX”) and the London Stock Exchange (“LSE”) and trades under the symbol WPM.

As of September 30, 2022, the Company has 30 long-term purchase agreements (three of which are early deposit agreements), with 22 different mining companies, for the purchase of precious metals and cobalt (“precious metal purchase agreements” or "PMPA") relating to 21 mining assets which are currently operating, 13 which are at various stages of development and 3 which have been placed in care and maintenance or have been closed, located in 13 countries. Pursuant to the PMPAs, Wheaton acquires metal production from the counterparties for an initial upfront payment plus an additional cash payment for each ounce or pound delivered which is fixed by contract, generally at or below the prevailing market price. Attributable metal production as referred to in this MD&A is the metal production to which Wheaton is entitled pursuant to the various PMPAs. During the three months ended September 30, 2022, the per ounce price paid by the Company for the metals acquired under the agreements averaged $474 for gold, $5.59 for silver, $353 for palladium and $4.27 per pound for cobalt. The primary drivers of the Company’s financial results are the volume of metal production at the various mining assets to which the PMPAs relate and the price realized by Wheaton upon the sale of the metals received. Throughout this MD&A, the production and sales volume of gold, silver and palladium are reported in ounces, while cobalt is reported in pounds.

COVID-19 Update
Partner Operations
Wheaton continues to review our partners’ operations to understand their policies and procedures around the COVID-19 pandemic. We have been advised that each operation will make decisions according to their local situation and applicable laws, as well as considering the health and safety of their employees. There can be no assurance that our partners’ operations will remain operational, or operate at expected levels, for the duration of the COVID-19 pandemic.

WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [3]

Operational Overview

	Q3 2022	Q3 2021	Change	YTD 2022	YTD 2021	Change
Units produced
Gold ounces	73,508	85,624	(14.2)%	218,004	254,225	(14.2)%
Silver ounces	5,883	6,349	(7.3)%	18,645	19,643	(5.1)%
Palladium ounces	3,229	5,105	(36.7)%	11,616	16,175	(28.2)%
Cobalt pounds	226	370	(39.0)%	596	1,912	(68.8)%
Gold equivalent ounces [2]	159,852	183,012	(12.7)%	491,088	570,040	(13.9)%
Silver equivalent ounces [2]	11,989	13,726	(12.7)%	36,832	42,753	(13.9)%
Units sold
Gold ounces	62,000	67,649	(8.4)%	224,238	232,843	(3.7)%
Silver ounces	5,234	5,487	(4.6)%	16,635	17,744	(6.3)%
Palladium ounces	4,227	5,703	(25.9)%	11,680	14,703	(20.6)%
Cobalt pounds	115	131	(12.2)%	851	658	29.3%
Gold equivalent ounces [2]	138,824	149,862	(7.4)%	475,259	498,635	(4.7)%
Silver equivalent ounces [2]	10,412	11,240	(7.4)%	35,644	37,398	(4.7)%
Change in PBND and Inventory [3]
Gold ounces	7,916	14,581	6,665	(17,742)	10,264	28,006
Silver ounces	(122)	42	164	(650)	(641)	9
Palladium ounces	(1,226)	(1,203)	23	(589)	23	612
Cobalt pounds	96	214	118	(295)	1,125	1,420
Gold equivalent ounces [2]	6,620	17,659	11,039	(32,497)	22,375	54,872
Silver equivalent ounces [2]	497	1,324	827	(2,437)	1,678	4,115
Per unit metrics
Sales price
Gold per ounce	$1,728	$1,795	(3.7)%	$1,831	$1,798	1.8%
Silver per ounce	$19.16	$23.80	(19.5)%	$21.93	$25.58	(14.3)%
Palladium per ounce	$2,091	$2,426	(13.8)%	$2,190	$2,512	(12.8)%
Cobalt per pound	$22.68	$23.78	(4.6)%	$32.85	$21.09	55.8%
Gold equivalent per ounce [2]	$1,576	$1,795	(12.2)%	$1,744	$1,852	(5.8)%
Silver equivalent per ounce [2]	$21.02	$23.93	(12.2)%	$23.26	$24.69	(5.8)%
Cash costs [4]
Gold per ounce [4]	$474	$464	(2.2)%	$471	$454	(3.7)%
Silver per ounce [4]	$5.59	$5.06	(10.5)%	$5.43	$5.87	7.5%
Palladium per ounce [4]	$353	$468	24.6%	$383	$463	17.3%
Cobalt per pound [4]	$7.21	$5.15	(40.0)%	$6.24	$4.67	(33.6)%
Gold equivalent per ounce [2]	$439	$417	(5.3)%	$433	$441	1.8%
Silver equivalent per ounce [2]	$5.85	$5.56	(5.2)%	$5.78	$5.88	1.7%
Cash operating margin [4]
Gold per ounce [4]	$1,254	$1,331	(5.8)%	$1,360	$1,344	1.2%
Silver per ounce [4]	$13.57	$18.74	(27.6)%	$16.50	$19.71	(16.3)%
Palladium per ounce [4]	$1,738	$1,958	(11.2)%	$1,807	$2,049	(11.8)%
Cobalt per pound [4]	$15.47	$18.63	(17.0)%	$26.61	$16.42	62.1%
Gold equivalent per ounce [2]	$1,137	$1,378	(17.5)%	$1,311	$1,411	(7.1)%
Silver equivalent per ounce [2]	$15.17	$18.37	(17.4)%	$17.48	$18.81	(7.1)%
Total revenue	$218,836	$268,957	(18.6)%	$829,002	$923,468	(10.2)%
Gold revenue	$107,128	$121,416	(11.8)%	$410,646	$418,734	(1.9)%
Silver revenue	$100,270	$130,587	(23.2)%	$364,829	$453,924	(19.6)%
Palladium revenue	$8,838	$13,834	(36.1)%	$25,574	$36,932	(30.8)%
Cobalt revenue	$2,600	$3,120	(16.7)%	$27,953	$13,878	101.4%
Net earnings	$196,460	$134,937	45.6%	$503,001	$463,063	8.6%
Per share	$0.435	$0.300	45.0%	$1.114	$1.029	8.3%
Adjusted net earnings [4]	$93,878	$137,087	(31.5)%	$401,168	$459,848	(12.8)%
Per share [4]	$0.208	$0.304	(31.6)%	$0.889	$1.022	(13.0)%
Operating cash flows	$154,497	$201,287	(23.2)%	$571,396	$649,856	(12.1)%
Per share [4]	$0.342	$0.447	(23.5)%	$1.266	$1.444	(12.3)%
Dividends paid ⁵	$67,754	$67,541	0.3%	$203,150	$189,027	7.5%
Per share	$0.15	$0.15	0.0%	$0.45	$0.42	7.1%

1)	All amounts in thousands except gold and palladium ounces produced and sold, per ounce amounts and per share amounts.
2)
Please refer to the tables on pages 17, 18, 21 and 22 for further information on the methodology of converting production and sales volumes to gold-equivalent ounces ("GEOs") and silver-equivalent ounces ("SEOs").

3)
Represents the increase (decrease) in payable ounces produced but not delivered (“PBND”) relative to the various mines that the Company derives precious metal from and, for cobalt, the increase (decrease) of payable pounds PBND and inventory on hand. Payable units PBND will be recognized in future sales as they are delivered to the Company under the terms of their contracts. Payable ounces PBND to Wheaton is expected to average approximately two to three months of annualized production for both gold and palladium and two months for silver but may vary from quarter to quarter due to a number of factors, including mine ramp-up and the timing of shipments.[1]

4)	Refer to discussion on non-IFRS measures beginning on page 38 of this MD&A.
5)	Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter.

1 Statements made in this section contain forward-looking information with respect to forecast ounces produced but not yet delivered and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [4]

Highlights
Operations
•	For the three months ended September 30, 2022 relative to the comparable period of the prior year:
o	Production amounted to 159,900 gold equivalent ounces ("GEOs"), a decrease of 13%, primarily due to lower production at Salobo and the closure of the 777 mine.
o
Revenue amounted to $219 million (49% gold, 46% silver, 4% palladium and 1% cobalt), with the $50 million decrease being due to the combination of a 7% decrease in sales volumes and a 12% drop in commodity prices.

o
Gross margin amounted to $102 million, with the $49 million decrease being driven by the lower revenue combined with cost of sales reflecting a higher proportion of sales being attributable to PMPA's with a higher unit cost.

o	Net earnings amounted to $196 million, with the $62 million increase being due primarily to the disposal of the Keno Hill PMPA which contributed $103 million of net earnings.
o	Adjusted net earnings amounted to $94 million, with the $43 million decrease being due primarily to the lower gross margin.
o	Operating cashflow amounted to $154 million, with the $47 million decrease being due primarily to the lower adjusted net earnings.
•	For the nine months ended September 30, 2022 relative to the comparable period of the prior year:
o
Production amounted to 491,100 GEOs, a decrease of 14%, primarily due to lower production at Salobo and Voisey’s Bay, with prior year production from Voisey’s Bay including 12,000 GEOs produced in prior periods.

o	Revenue amounted to $829 million (50% gold, 44% silver, 3% palladium and 3% cobalt), with the $94 million decrease being due to a 5% decrease in sales volumes and a 6% decrease in commodity prices.
o	Gross margin amounted to $444 million, a decrease of $64 million.

o	Net earnings amounted to $503 million, with the $40 million increase being due primarily to the disposal of the Keno Hill PMPA.
o	Adjusted net earnings amounted to $401 million, with the $59 million decrease being due primarily to the lower gross margin.
o	Operating cashflow amounted to $571 million, with the $78 million decrease being due primarily to the lower gross margin combined with higher payouts under the Company’s PSU program.
•	On November 3, 2022, the Board of Directors declared a dividend in the amount of $0.15 per common share.
Other
•
On August 18, 2022, the Company announced that it had entered into an agreement with Glencore plc ("Glencore") to terminate its silver stream on the Yauliyacu PMPA for a cash payment of $150 million, less the aggregate value of any deliveries to Wheaton, prior to closing, of silver produced subsequent to December 31, 2021. The closing of the transaction is contingent on Glencore divesting the Yauliyacu mine by December 31, 2022 and certain other customary conditions. Glencore retains the option to terminate the silver stream even if it does not divest the Yauliyacu mine by December 31, 2022

•
On September 7, 2022, Hecla Mining Company (“Hecla”) completed the previously announced acquisition of all the outstanding common shares of Alexco Resource Corp (“Alexco”). In conjunction with this acquisition, the Company entered an agreement with Hecla to terminate the Keno Hill PMPA effective September 7, 2022 in exchange for $141 million of Hecla common stock.

•	During the third quarter of 2022, the Company made upfront cash payments totaling $47 million relative to PMPA’s.
WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [5]

Outlook1
Wheaton’s estimated attributable production for 2022 is forecast to be 300,000 to 320,000 ounces of gold, 22.5 to 24.0 million ounces of silver, and 35,000 to 40,000 gold equivalent ounces2 (“GEOs”) of other metals, resulting in production of approximately 640,000 to 680,000 GEOs. As a result of the proposed termination of the Yauliyacu PMPA, the Company now expects average annual production for the five-year period ending December 31, 2026, to be approximately 800,000 GEOs2 (from 820,000 GEOs2 previously) and for the ten-year period ending December 31, 2031, to be approximately 850,000 GEOs2 (from 870,000 GEOs2 previously).

From a liquidity perspective, the $495 million of cash and cash equivalents as at September 30, 2022 combined with the liquidity provided by the available credit under the $2 billion revolving term loan (“Revolving Facility”) and ongoing operating cash flows positions the Company well to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

1 Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
2 Gold equivalent forecast production for 2022 and the longer term outlook are based on the following commodity price assumptions: $1,800 / ounce gold, $24 / ounce silver, $2,100 / ounce palladium, $1,000 / ounce platinum and $33.00 / pound of cobalt. Other metal includes palladium, platinum and cobalt. Five- and ten-year guidance do not include optionality production from Pascua Lama, Navidad, Cotabambas, Metates or additional expansions at Salobo outside of the project currently in construction. In addition, five-year guidance also does not include any production from Kutcho, or the Victor project at Sudbury.
WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [6]

Mineral Stream Interests1

The following table summarizes the mineral stream interests currently owned by the Company:

Mineral Stream Interests	Mine Owner ¹	Location¹	Attributable Production	Per Unit Production Payment [2,3]	Total Upfront Consideration Paid to Date ³	Cash Flow Generated to Date ³	Units Received & Sold to Date ³	Q3-2022 Inventory & PBND [3,4]	Term ¹	Date of Original Contract
Gold
Salobo	Vale	BRA	75%	$416	$ 3,059,360	$ 1,796,011	1,725,151	43,773	LOM	28-Feb-13
Sudbury ⁵	Vale	CAN	70%	$400	623,572	251,737	254,492	10,662	20 years	28-Feb-13
Constancia	Hudbay	PER	50% ⁶	$416	135,000	137,722	123,268	2,240	LOM	8-Aug-12
San Dimas	FM	MEX	variable ⁷	$624	220,000	188,071	184,147	3,853	LOM	10-May-18
Stillwater ⁸	Sibanye	USA	100%	18% of spot	237,880	65,975	49,386	4,629	LOM	16-Jul-18
Other					857,849	540,446	541,830	2,090
Minto	MNTO	CAN	100% ⁹	65%² of spot					LOM	20-Nov-08
Copper World ¹⁰	Hudbay	USA	100%	$450					LOM	10-Feb-10
777 ¹¹	Hudbay	CAN	50%	$433					LOM	8-Aug-12
Marmato ¹²	Aris	CO	10.5% ¹²	18% of spot					LOM	5-Nov-20
Santo Domingo	Capstone	CHL	100% ¹³	18% of spot					LOM	24-Mar-21
Fenix	Rio2	CHL	6% ¹⁴	18% of spot					LOM	15-Nov-21
Blackwater	Artemis	CAN	8% ¹⁵	35% of spot					LOM	13-Dec-21
Curipamba	Adventus	ECU	50% ¹⁶	18% of spot					LOM	17-Jan-22
Marathon	Gen Mining	CAN	100% ¹⁷	18% of spot					LOM	26-Jan-22
Goose	Sabina	CAN	4.15% ¹⁸	18% of spot					LOM	08-Feb-22
					$ 5,133,661	$ 2,979,962	2,878,274	67,247
Silver
Peñasquito	Newmont	MEX	25%	$4.36	$ 485,000	$ 1,271,497	73,730	827	LOM	24-Jul-07
Antamina	Glencore	PER	33.75% ¹⁹	20% of spot	900,000	597,259	39,448	1,791	LOM	3-Nov-15
Constancia	Hudbay	PER	100%	$6.14	294,900	182,110	14,666	165	LOM	8-Aug-12
Other					992,943	1,436,924	100,854	767
Los Filos	Equinox	MEX	100%	$4.60					25 years	15-Oct-04
Zinkgruvan	Lundin	SWE	100%	$4.53					LOM	8-Dec-04
Yauliyacu	Glencore	PER	100% ²⁰	$9.05					LOM	23-Mar-06
Stratoni	Eldorado	GRC	100%	$11.54					LOM	23-Apr-07
Neves-Corvo	Lundin	PRT	100%	$4.42					50 years	5-Jun-07
Aljustrel	Almina	PRT	100% ²¹	50% of spot					50 years	5-Jun-07
Minto	MNTO	CAN	100%	$4.35					LOM	20-Nov-08
Pascua-Lama	Barrick	CHL/ARG	25%	$3.90					LOM	8-Sep-09
Copper World ¹⁰	Hudbay	USA	100%	$3.90					LOM	10-Feb-10
777 ¹¹	Hudbay	CAN	100%	$6.38					LOM	8-Aug-12
Navidad	PAAS	ARG	12.5%	$4.00					LOM	n/a ²²
Marmato ¹²	Aris	CO	100% ¹²	18% of spot					LOM	5-Nov-20
Cozamin	Capstone	MEX	50% ²³	10% of spot					LOM	11-Dec-20
Blackwater	Artemis	CAN	50% ¹⁵	18% of spot					LOM	13-Dec-21
Curipamba	Adventus	ECU	75% ¹⁶	18% of spot					LOM	17-Jan-22
					$ 2,672,843	$ 3,487,790	228,698	3,550
Palladium
Stillwater ⁸	Sibanye	USA	4.5% ²⁴	18% of spot	$ 262,120	$ 128,331	80,473	5,041	LOM	16-Jul-18
Platinum
Marathon	Gen Mining	CAN	22% ¹⁷	18% of spot	$ 9,367	$ -	-	-	LOM	26-Jan-22
Cobalt
Voisey's Bay	Vale	CAN	42.4% ²⁵	18% of spot	$ 390,000	$ 28,099	1,737	958	LOM	11-Jun-18
Total					$ 8,467,991	$ 6,624,182

1)
Abbreviations as follows: FM = First Majestic Silver Corp; MNTO = Minto Metals Corp.; PAAS = Pan American Silver Corp; ARG = Argentina; BRA = Brazil; CAN = Canada; CHL = Chile; CO = Colombia; ECU = Ecuador; GRC = Greece; MEX = Mexico; PER = Peru; PRT = Portugal; SWE = Sweden; USA = United States; and LOM = Life of Mine.

2)	Please refer to the section entitled “Contractual Obligations and Contingencies – Mineral Stream Interests” on page 31 of this MD&A for more information.
3)
All figures in thousands except gold and palladium ounces and per ounce amounts. The total upfront consideration paid to date excludes closing costs and capitalized interest, where applicable. Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 33 of this MD&A for details of when the remaining upfront consideration is forecasted to be paid.

4)	Payable gold, silver, palladium and cobalt PBND are based on management estimates. These figures may be updated in the future as additional information is received.
5)
Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests. As of September 30, 2022, the Company has received approximately $252 million of operating cash flows from the Sudbury stream. Should the market value of gold delivered to

1 Statements made in this section contain forward-looking information including the timing and amount of estimated future production and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [7]

Wheaton through the 20-year term of the contract, net of the per ounce cash payment, be lower than the initial $670 million refundable deposit, the Company will be entitled to a refund of the difference at the conclusion of the term. As a result of a labour disruption that lasted from June 1, 2021 to August 9, 2021, the term of the agreement was extended by 69 days.
6)
On May 10, 2021, Wheaton and Hudbay agreed to amend the Constancia streaming agreement so that Hudbay would no longer be required to deliver an additional 8,020 ounces of gold to Wheaton for not mining four million tonnes of ore from Pampacancha by June 30, 2021. As part of this amendment, Hudbay has agreed to increase the fixed gold recoveries that apply to Constancia ore production from 55% to 70% during the reserve life of Pampacancha. Additionally, as Hudbay mined and processed four million tonnes of ore from the Pampacancha deposit by December 31, 2021, the Company was required to make an additional deposit payment of $4 million to Hudbay, which was paid on December 23, 2021.

7)
The original San Dimas SPA, entered into on October 15, 2004, was terminated on May 10, 2018 and concurrently the Company entered into the new San Dimas PMPA. Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. The current ratio is 70:1.

8)	Comprised of the Stillwater and East Boulder gold and palladium interests.
9)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
10)	Copper World Complex (formerly referred to as Rosemont in this MD&A).
11)
As of September 30, 2022, the Company has received approximately $374 million of operating cash flows from the 777 stream. Should the market value of gold and silver delivered to Wheaton through the initial 40 year term of the contract, net of the per ounce cash payment, be lower than the initial $455 million upfront consideration, the Company will be entitled to a refund of the difference at the conclusion of the 40 year term. On June 22, 2022, Hudbay announced that mining activities at the 777 mine have concluded after the reserves were depleted and closure activities have commenced.

12)
Once the Company has received 310,000 ounces of gold and 2.15 million ounces of silver under the Marmato PMPA, the attributable gold and silver production will be reduced to 5.25% and 50%, respectively.

13)	Once the Company has received 285,000 ounces of gold under the Santo Domingo PMPA, the Company’s attributable gold production will be reduced to 67%.
14)
Once the Company has received 90,000 ounces of gold under the Fenix PMPA, the attributable gold production will reduce to 4% until 140,000 ounces have been delivered, after which the stream drops to 3.5%.

15)
Once the Company has received 279,908 ounces of gold under the Blackwater gold PMPA, the attributable gold production will be reduced to 4%. Once the Company has received 17.8 million ounces of silver under the Blackwater silver PMPA, the attributable silver production will be reduced to 33%.

16)
Once the Company has received 145,000 ounces of gold under the Curipamba PMPA, the attributable gold production will be reduced to 33%, and once the Company has received 4.6 million ounces of silver, the attributable silver production will be reduced to 50%.

17)	Once the Company has received 150,000 ounces of gold and 120,000 ounces of platinum under the Marathon PMPA, the attributable gold and platinum production will be reduced to 67% and 15%.
18)
Once the Company has received 130,000 ounces of gold under the Goose PMPA, the Company’s attributable gold production will be 2.15%, and once the Company has received 200,000 ounces of gold under the agreement, the Company’s attributable gold production will be reduced to 1.5%.

19)	Once Wheaton has received 140 million ounces of silver under the Antamina PMPA, the Company’s attributable silver production will be reduced to 22.5%.
20)	Under the Yauliyacu agreement, per annum the Company will purchase an amount equal to 100% of the first 1.5 million ounces of silver for which an offtaker payment is due, and 50% of any excess.
21)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
22)	Wheaton and PAAS have not yet finalized the definitive terms of the agreement.
23)	Once Wheaton has received 10 million ounces of silver under the Cozamin PMPA, the Company’s attributable silver production will be reduced to 33%.
24)
Once the Company has received 375,000 ounces of palladium under the Stillwater agreement, the Company’s attributable palladium production will be reduced to 2.25%, and once the Company has received 550,000 ounces of palladium under the agreement, the Company’s attributable palladium production will be reduced to 1%.

25)	Once the Company has received 31 million pounds of cobalt under the Voisey’s Bay agreement, the Company’s attributable cobalt production will be reduced to 21.2%.

Updates on the Operating Mineral Stream Interests
Salobo – Mill Throughput Expansion
The Salobo mine currently has a mill throughput capacity of 24 million tonnes per annum (“Mtpa”). Vale is currently undertaking the Salobo III mine expansion (the “Salobo Expansion”), which is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. Vale reports that physical completion of the Salobo III mine expansion was 98% at the end of the third quarter. Progress in the third quarter included the primary crushing circuit being fully commissioned, hot commissioning of the conveyor system, and commencement of wet commissioning of the flotation circuit.

Voisey’s Bay – Underground Mine Extension
Vale reports that physical completion of the Voisey’s Bay underground mine extension was 78% at the end of the third quarter. Progress in the third quarter included surface activities being well advanced with the port fuel tanks installed and Eastern Deeps mine fresh air infrastructure completed, and in the underground, the Reid Brook bulk Material Handling System advancing on schedule.

Sudbury – Copper Cliff Mine
Vale reports that in the third quarter, the first phase of the Copper Cliff Complex South Mine Project was opened, including the development of more than 12km of tunnels to reunite the south and north shafts of the mine, which is expected to nearly double ore production at the Copper Cliff Mine. The Copper Cliff Mine has historically represented approximately 20% of attributable production for Wheaton from Sudbury.

Stillwater – Flooding
As per Sibanye-Stillwater Limited (“Sibanye-Stillwater”), regional floods impacted the Stillwater operations on June 13, 2022, including damage to bridges and the access road to the Stillwater mine. Operations at the Stillwater mine, which accounts for 60% of the mined production from the Stillwater operations, were suspended for seven weeks, but resumed on July 29, 2022.  Access to the East Boulder mine and the Columbus metallurgical facilities remains intact and both facilities continued operating during the flooding events.

Keno Hill
On September 7, 2022, Hecla completed the previously announced acquisition of all the outstanding common shares of Alexco. In conjunction with this acquisition, the Company entered an agreement with Hecla to terminate the Keno Hill PMPA effective September 7, 2022 in exchange for $141 million of Hecla common stock.
WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [8]

Yauliyacu
On August 18, 2022, the Company announced that it had entered into an agreement with Glencore plc ("Glencore") to terminate its silver stream on the Yauliyacu mine in Peru for a cash payment of $150 million, less the aggregate value of any deliveries to Wheaton, prior to closing, of silver produced subsequent to December 31, 2021. As at September 30, 2022, the net termination payment is estimated to be approximately $136 million, while the carrying value of the stream was $84 million. The closing of the transaction is contingent on Glencore divesting the Yauliyacu mine by December 31, 2022 and certain other customary conditions. Glencore retains the option to terminate the silver stream even if it does not divest the Yauliyacu mine by December 31, 2022.

Updates on the Development Mineral Stream Interests
Fenix – Environmental Impact Assessment (“EIA”)
Under the terms of the Fenix PMPA related to the Fenix Gold project (“Fenix Gold”) in Chile, the Company is committed to pay total cash consideration of $50 million to Rio2 Limited (“Rio2”), of which $25 million was paid on March 25, 2022.

On July 5, 2022, Rio2 announced that the Regional Evaluation Commission voted to not approve the EIA. On September 7, 2022, Rio2 announced that  it had identified numerous discrepancies with the factual and procedural matters in the Environmental Qualification Resolution (“RCA”), resulting in the filing of an administrative appeal on August 31, 2022. In parallel with the administrative appeal process, Rio2 indicated that they will work closely with regional authorities to address any remaining concerns. The estimated timing for obtaining EIA approval is approximately one and a half to two years.

The Company’s management has determined that no indicator of impairment existed as of the balance sheet date and will continue to monitor Rio2’s response to the Regional Evaluation Commission decision.

Aris Mining
On September 26, 2022, GCM Mining Corp., (“GCM Mining”) and Aris Gold Corporation (“Aris Gold”) completed the business combination previously announced on July 25, 2022. The combined entity has been renamed Aris Mining Corporation (“Aris Mining”). The combined entity is the owner of the Marmato mine, in respect of which the Company has a PMPA, as well as the Toroparu project, in respect of which the Company has an Early Deposit PMPA.

Blackwater Project
Artemis Gold Inc. (“Artemis”) announced the commencement of site preparation work at the plant site including site clearing, bulk earthworks and sediment/erosion control. Artemis believes the Blackwater plant site will start major construction works in the first quarter of 2023.

Marathon Project
Generation Mining Limited (“Gen Mining”) delivered the environmental assessment report for the Marathon Project to federal and provincial ministers and announced the purchasing of an unused, surplus SAG mill and ball mill. Gen Mining anticipates starting construction late in the first quarter of 2023.

Curipamba Project
Adventus Mining Corporation (“Adventus”) announced an Investment Protection Agreement commitment declaration by the Government of Ecuador indicating a significant milestone in the development of the Curipamba Project. Adventus plans for a formal construction commencement in the second quarter of 2023.

Goose Project
Sabina Gold & Silver Corp. (“Sabina”) announced a formal construction decision for the Goose Project. Sabina noted that the project will be in a position to commence full construction in early 2023 with first production expected in 2025.

Early Deposit Mineral Stream Interests
Early deposit mineral stream interests represent agreements relative to early stage development projects whereby Wheaton can choose not to proceed with the agreement once certain documentation has been received including, but not limited to, feasibility studies, environmental studies and impact assessment studies. Once Wheaton has elected to proceed with the agreement, the carrying value of the stream will be transferred to Mineral Stream Interests.

WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [9]

The following table summarizes the early deposit mineral stream interests currently owned by the Company:

	Mine Owner					Attributable Production to be Purchased
Early Deposit Mineral Stream Interests		Location of Mine	Upfront Consideration Paid to Date [1]	Upfront Consideration to be Paid [1,2]	Total Upfront Consideration¹	Gold	Silver	Term of Agreement	Date of Original Contract
Toroparu	Aris Mining	Guyana	$15,500	$138,000	$153,500	10%	50%	Life of Mine	11-Nov-13
Cotabambas	Panoro	Peru	13,000	127,000	140,000	25% ³	100% ³	Life of Mine	21-Mar-16
Kutcho	Kutcho	Canada	16,852	58,000	74,852	100%	100%	Life of Mine	14-Dec-17
			$45,352	$323,000	$368,352
1)	Expressed in thousands; excludes closing costs and capitalized interest, where applicable.
2)	Please refer to the section entitled “Other Contractual Obligations and Contingencies” on page 33 of this MD&A for details of when the remaining upfront consideration is forecast to be paid.
3)
Once 90 million silver equivalent ounces attributable to Wheaton have been produced, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

Kutcho – Contract Modifications
As discussed in the Convertible Notes Receivable section of this MD&A, on February 18, 2022, the Company agreed to modify the Kutcho Early Deposit Agreement, including the elimination of the drop-down in attributable gold and silver to 66.7% once certain thresholds had been achieved, and eliminating the requirement to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.

Mineral Royalty Interests
On January 5, 2021, the Company paid $3 million for an existing 2.0% net smelter return royalty interest on the first 600,000 ounces of gold mined from ore extracted from the Brewery Creek quartz mineral claims located in the Yukon Territories, Canada owned by Golden Predator Exploration Ltd., a subsidiary of Sabre Gold Mines Corp. (“Golden Predator”) and any mineral tenure derived therefrom, and a 2.75% net smelter returns royalty interest thereafter (the “Brewery Creek Royalty”).  The Brewery Creek Royalty agreement provides, among other things, that Golden Predator may reduce the 2.75% net smelter returns royalty interest to 2.125%, on payment of the sum of Cdn$2 million to Wheaton.

Additionally, the Company has a 0.5% net smelter return royalty interest in the Metates properties (the “Metates Royalty”) located in Mexico from Chesapeake Gold Corp. (“Chesapeake”) for the life of mine. The carrying cost of the Metates Royalty is $3 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

To date, no revenue has been recognized and no depletion has been taken with respect to these royalty agreements.

Long-Term Equity Investments
The Company will, from time to time, invest in securities of companies for strategic purposes including, but not limited to, exploration and mining companies. The Company held the following investments as at September 30, 2022 and December 31, 2021:

	September 30	December 31
(in thousands)	2022	2021
Common shares held	$189,980	$59,941
Warrants held	492	1,536
Total long-term equity investments	$190,472	$61,477

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments, net of tax, as a component of other comprehensive income (“OCI”). The cumulative gain or loss will not be reclassified to net earnings on disposal of these long-term investments but is reclassified to retained earnings.

While long-term investments in warrants are also held for long-term strategic purposes, they meet the definition of a derivative and therefore are classified as financial assets with fair value adjustments being recorded as a component of net earnings under the classification Other (Income) Expense. Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model.
WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [10]

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.
A summary of the fair value of these equity investments and the fair value changes recognized as a component of the Company’s OCI during the three and nine months ended September 30, 2022 and 2021 is presented below:

Common Shares Held

	Three Months Ended September 30, 2022
(in thousands)	Shares Owned (000's)	% of Outstanding Shares Owned	Fair Value at Jun 30, 2022	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Sep 30, 2022	Realized Loss on Disposal
Bear Creek	13,264	8.65%	$ 8,235	$ -	$ -	$ (2,622)	$ 5,613	$ -
Sabina	31,095	5.67%	25,579	-	-	(852)	24,727	-
Kutcho	18,640	14.97%	4,340	-	-	(1,008)	3,332	-
Hecla	35,012	5.88%	-	141,450	-	(3,502)	137,948	-
Other			21,949	3,746	(4,601)	(2,734)	18,360	(3,797)
Total			$ 60,103	$ 145,196	$ (4,601)	$ (10,718)	$ 189,980	$ (3,797)

1)	Disposals during 2022 were made as a result of the acquisition of the companies to which the shares relate by unrelated third party entities.
2)	Fair Value Gains (Losses) are reflected as a component of Other Comprehensive Income (“OCI”).
	Three Months Ended September 30, 2021
(in thousands)	Shares Owned (000's)	% of Outstanding Shares Owned	Fair Value at Jun 30, 2021	Cost of Additions	Proceeds of Disposition	Fair Value Adjustment Gains (Losses) [1]	Fair Value at Sep 30, 2021	Realized Gain on Disposal
Bear Creek	13,264	10.67%	$ 17,338	$ -	$ -	$ (6,407)	$ 10,931	$ -
Sabina	11,700	3.29%	16,520	-	-	(3,113)	13,407	-
Other			50,029	5,076	-	(8,948)	46,157	-
Total			$ 83,887	$ 5,076	$ -	$ (18,468)	$ 70,495	$ -

1)	Fair Value Gains (Losses) are reflected as a component of OCI.
	Nine Months Ended September 30, 2022
(in thousands)	Shares Owned (000's)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2021	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Sep 30, 2022	Realized Loss on Disposal
Bear Creek	13,264	8.65%	$ 12,764	$ -	$ -	$ (7,151)	$ 5,613	$ -
Sabina	31,095	5.67%	13,381	19,833	-	(8,487)	24,727	-
Kutcho	18,640	14.97%	-	11,722	-	(8,390)	3,332	-
Hecla	35,012	5.88%	-	141,450	-	(3,502)	137,948	-
Other			33,796	6,138	(4,601)	(16,973)	18,360	(3,797)
Total			$ 59,941	$ 179,143	$ (4,601)	$ (44,503)	$ 189,980	$ (3,797)

1)	Disposals during 2022 were made as a result of the acquisition of the companies to which the shares relate by unrelated third party entities.
2)	Fair Value Gains (Losses) are reflected as a component of OCI.

WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [11]

	Nine Months Ended September 30, 2021
(in thousands)	Shares Owned (000's)	% of Outstanding Shares Owned	Fair Value at Dec 31, 2020	Cost of Additions	Proceeds of Disposition [1]	Fair Value Adjustment Gains (Losses) [2]	Fair Value at Sep 30, 2021	Realized Gain on Disposal
Bear Creek	13,264	10.67%	$ 32,609	$ -	$ -	$ (21,678)	$ 10,931	$ -
Sabina	11,700	3.29%	30,233	-	-	(16,826)	13,407	-
First Majestic	-	0.00%	95,984	-	(112,188)	16,204	-	60,530
Other			37,415	7,453	-	1,289	46,157	-
Total			$ 196,241	$ 7,453	$ (112,188)	$ (21,011)	$ 70,495	$ 60,530

1)	Disposals during 2021 were made in order to capitalize on the share appreciation resulting from the strong commodity price environment.
2)	Fair Value Gains (Losses) are reflected as a component of OCI.

Convertible Notes Receivable
Kutcho Copper Corp.
Effective December 14, 2017, in connection with the Kutcho Early Deposit Agreement, the Company advanced to Kutcho $16 million (Cdn$20 million) and received the Kutcho Convertible Note. The Kutcho Convertible Note, which had a seven year term to maturity, carried interest at 10% per annum, compounded and payable semi-annually. Kutcho elected to defer the first seven interest payments. The deferred interest carried interest at 15% per annum, compounded semi-annually.

In addition to the Kutcho Convertible Note, on November 25, 2019, the Company entered into a non-revolving term loan with Kutcho, under which Kutcho had drawn $0.8 million (Cdn$1.0 million). The credit facility carried interest at 15% per annum, compounded monthly.

Effective February 18, 2022, the Company agreed to settle and terminate the Kutcho Convertible Note and the non-revolving term loan with Kutcho in exchange for shares of Kutcho valued at $6.7 million in addition to certain other modifications to the Kutcho Early Deposit Agreement, including the elimination of the drop-down in attributable gold and silver to 66.7% once certain thresholds had been achieved, and eliminating the requirement to make an additional payment to Kutcho, of up to $20 million, if processing throughput is increased to 4,500 tonnes per day or more within 5 years of attaining commercial production.

A summary of the fair value of the Kutcho Convertible Note and the fair value changes recognized as a component of the Company’s net earnings during the nine months ended September 30, 2022 and 2021 is presented below:

Nine Months Ended September 30, 2022
(in thousands)	Fair Value at Dec 31, 2021	Amount Advanced	Termination	Fair Value Adjustment Gains (Losses)	Fair Value at Sep 30, 2022
Kutcho	$ 17,086	$ -	$ (15,706)	$ (1,380)	$ -

Nine Months Ended September 30, 2021
(in thousands)	Fair Value at Dec 31, 2020	Amount Advanced	Termination	Fair Value Adjustment Gains (Losses)	Fair Value at Sep 30, 2021
Kutcho	$ 11,353	$ -	$ -	$ 4,136	$ 15,489
WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [12]

Summary of Units Produced
	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020
Gold ounces produced ²
Salobo	44,212	34,129	44,883	48,235	55,205	55,590	46,622	62,854
Sudbury [3]	4,735	5,289	5,362	4,379	148	4,563	7,004	6,659
Constancia	7,196	8,042	6,311	9,857	8,533	5,525	2,453	3,929
San Dimas [4]	11,808	10,044	10,461	13,714	11,936	11,478	10,491	11,652
Stillwater [5]	1,833	2,171	2,497	2,664	2,949	2,962	3,041	3,290
Other
Minto	3,182	2,480	4,060	3,506	1,703	3,206	2,638	789
777 [6]	-	3,509	4,003	4,462	4,717	5,035	6,280	2,866
Marmato	542	778	477	479	433	1,713	-	-
Total Other	3,724	6,767	8,540	8,447	6,853	9,954	8,918	3,655
Total gold ounces produced	73,508	66,442	78,054	87,296	85,624	90,072	78,529	92,039
Silver ounces produced [2]
Peñasquito	2,017	2,089	2,219	2,145	2,180	2,026	2,202	2,014
Antamina	1,377	1,379	1,260	1,366	1,548	1,558	1,577	1,930
Constancia	564	584	506	578	521	468	406	478
Other
Los Filos [7]	23	23	42	37	17	26	31	6
Zinkgruvan	642	739	577	482	658	457	420	515
Yauliyacu	463	756	637	382	372	629	737	454
Stratoni [8]	-	-	-	129	18	164	165	185
Minto	42	25	45	44	25	33	21	16
Neves-Corvo	323	345	344	522	362	408	345	420
Aljustrel	246	292	287	325	314	400	474	440
Cozamin	179	169	186	213	199	183	230	-
Marmato	7	8	11	7	10	39	-	-
Keno Hill [9]	-	48	20	30	44	55	27	-
777 [6]	-	80	91	96	81	83	130	51
Total Other	1,925	2,485	2,240	2,267	2,100	2,477	2,580	2,087
Total silver ounces produced	5,883	6,537	6,225	6,356	6,349	6,529	6,765	6,509
Palladium ounces produced ²
Stillwater [5]	3,229	3,899	4,488	4,733	5,105	5,301	5,769	5,672
Cobalt pounds produced ²
Voisey's Bay	226	136	234	381	370	380	1,162 ¹⁰	-
GEOs produced [11]	159,852	160,646	170,590	184,551	183,012	190,272	196,756	185,436
SEOs produced [11]	11,989	12,048	12,794	13,841	13,726	14,270	14,757	13,908
Average payable rate [2]
Gold	95.1%	95.1%	95.2%	96.0%	96.0%	95.8%	95.0%	95.2%
Silver	86.1%	85.5%	86.1%	86.0%	86.6%	86.9%	86.6%	86.3%
Palladium	95.0%	94.6%	92.7%	92.2%	94.5%	95.0%	91.6%	93.6%
Cobalt	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	n.a.
GEO [11]	90.6%	90.1%	90.5%	91.4%	91.3%	91.8%	90.7%	91.2%

1)	All figures in thousands except gold and palladium ounces produced.
2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.

3)
Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests. Operations at the Sudbury mines were suspended from June 1, 2021 to August 9, 2021 as a result of a labour disruption by unionized employees.

4)
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. Effective April 1, 2020, the fixed gold to silver exchange ratio was revised to 90:1, with the 70:1 ratio being reinstated on October 15, 2020. For reference, attributable silver production from prior periods is as follows: Q3-2022 - 412,000 ounces; Q2-2022 - 382,000 ounces; Q1-2022 - 408,000 ounces; Q4-2021 - 544,000 ounces; Q3-2021 - 472,000 ounces; Q2-2021 - 467,000 ounces; Q1-2021 - 429,000 ounces; Q4-2020 - 485,000 ounces.

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)
Operations at 777 were temporarily suspended from October 11, 2020 to November 25, 2020 as a result of an incident that occurred on October 9th during routine maintenance of the hoist rope and skip. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

7)
Operations at Los Filos were suspended from September 3, 2020 to December 23, 2020 as the result of an illegal road blockade by members of the nearby Carrizalillo community and had been temporarily suspended from June 22, 2021 to July 26, 2021 as the result of illegal blockades by a group of unionized employees and members of the Xochipala community.

8)	The Stratoni mine was placed into care and maintenance during Q4-2021.
9)	On September 7, 2022, the Company terminated the Keno Hill stream in exchange for $141 million of Hecla common stock.
10)
Effective January 1, 2021, the Company was entitled to cobalt production from the Voisey's Bay mine. As per the PMPA with Vale, Wheaton is entitled to any cobalt processed at the Long Harbour Processing Plant as of January 1, 2021, resulting in reported production in the first quarter of 2021 including some material produced at the Voisey's Bay mine in the previous quarter.

11)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2022.

WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [13]

Summary of Units Sold
	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020
Gold ounces sold
Salobo	31,818	48,515	42,513	47,171	35,185	57,296	51,423	53,197
Sudbury [2]	5,147	7,916	3,712	965	1,915	6,945	3,691	7,620
Constancia	6,336	7,431	10,494	6,196	8,159	2,321	1,676	3,853
San Dimas	10,196	10,633	10,070	15,182	11,346	11,214	10,273	11,529
Stillwater [3]	2,127	2,626	2,628	2,933	2,820	2,574	3,074	3,069
Other
Minto	2,559	2,806	3,695	2,462	1,907	2,359	2,390	1,540
777	3,098	3,629	4,388	4,290	5,879	5,694	2,577	5,435
Marmato	719	781	401	423	438	1,687	-	-
Total Other	6,376	7,216	8,484	7,175	8,224	9,740	4,967	6,975
Total gold ounces sold	62,000	84,337	77,901	79,622	67,649	90,090	75,104	86,243
Silver ounces sold
Peñasquito	1,599	2,096	2,188	1,818	2,210	1,844	2,174	1,417
Antamina	1,155	1,177	1,468	1,297	1,502	1,499	1,930	1,669
Constancia	498	494	644	351	484	295	346	442
Other
Los Filos	24	41	42	17	12	42	27	-
Zinkgruvan	376	650	355	346	354	355	293	326
Yauliyacu	1,005	817	44	551	182	601	1,014	15
Stratoni	-	(2)	133	42	41	167	117	169
Minto	22	21	31	27	24	29	26	20
Neves-Corvo	105	167	204	259	193	215	239	145
Aljustrel	185	123	145	133	155	208	257	280
Cozamin	154	148	177	174	170	168	173	-
Marmato	8	11	8	8	10	35	-	-
Keno Hill	30	30	27	24	51	33	12	-
777	73	75	87	69	99	109	49	93
Total Other	1,982	2,081	1,253	1,650	1,291	1,962	2,207	1,048
Total silver ounces sold	5,234	5,848	5,553	5,116	5,487	5,600	6,657	4,576
Palladium ounces sold
Stillwater [3]	4,227	3,378	4,075	4,641	5,703	3,869	5,131	4,591
Cobalt pounds sold
Voisey's Bay	115	225	511	228	131	395	132	-
GEOs sold [4]	138,824	170,371	166,065	157,439	149,862	176,502	172,271	152,613
SEOs sold [4]	10,412	12,778	12,455	11,808	11,240	13,238	12,920	11,446
Cumulative payable units PBND [5]
Gold ounces	67,247	59,331	81,365	84,989	80,819	66,238	70,072	70,555
Silver ounces	3,550	3,672	3,910	4,200	3,845	3,802	3,738	4,486
Palladium ounces	5,041	6,267	5,535	5,629	5,619	6,822	5,373	5,597
Cobalt pounds	402	280	550	596	637	777	820	-
GEO [4]	127,840	120,735	150,032	158,477	150,317	139,145	141,206	136,894
SEO [4]	9,588	9,055	11,252	11,886	11,274	10,436	10,590	10,267
Inventory on hand
Cobalt pounds	556	582	410	657	488	134	132	-
1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2022.

5)	Payable gold, silver and palladium ounces PBND and cobalt pounds PBND are based on management estimates. These figures may be updated in future periods as additional information is received.

WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [14]

Quarterly Financial Review 1

xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020
Gold ounces sold	62,000	84,337	77,901	79,622	67,649	90,090	75,104		86,243
Realized price [2]	$1,728	$1,872	$1,870	$1,798	$1,795	$1,801	$1,798		$1,882
Gold sales	$107,128	$157,842	$145,675	$143,187	$121,416	$162,293	$135,025		$162,299
Silver ounces sold	5,234	5,848	5,553	5,116	5,487	5,600	6,657		4,576
Realized price [2]	$19.16	$22.27	$24.19	$23.36	$23.80	$26.69	$26.12		$24.72
Silver sales	$100,270	$130,228	$134,332	$119,504	$130,587	$149,455	$173,883		$113,131
Palladium ounces sold	4,227	3,378	4,075	4,641	5,703	3,869	5,131		4,591
Realized price [2]	$2,091	$2,132	$2,339	$1,918	$2,426	$2,797	$2,392		$2,348
Palladium sales	$8,838	$7,203	$9,533	$8,902	$13,834	$10,822	$12,275		$10,782
Cobalt pounds sold	115	225	511	228	131	395	132		n.a.
Realized price [2]	$22.68	$34.01	$34.61	$28.94	$23.78	$19.82	$22.19	$	n.a.
Cobalt sales	$2,600	$7,649	$17,704	$6,604	$3,120	$7,823	$2,936	$	n.a.
Total sales	$218,836	$302,922	$307,244	$278,197	$268,957	$330,393	$324,119		$286,212
Cash cost [2,3]
Gold / oz	$474	$465	$477	$472	$464	$450	$450		$433
Silver / oz	$5.59	$5.61	$5.10	$5.47	$5.06	$6.11	$6.33		$5.51
Palladium / oz	$353	$408	$394	$340	$468	$503	$427		$423
Cobalt / lb	$7.21	$6.86	$5.76	$4.68	$5.15	$4.41	$4.98	$	n.a.
Depletion [2]
Gold / oz	$353	$369	$321	$338	$337	$390	$374		$397
Silver / oz	$5.84	$5.28	$4.78	$5.57	$5.21	$5.40	$5.82		$5.16
Palladium / oz	$399	$399	$399	$442	$442	$442	$442		$428
Cobalt / lb	$13.63	$10.40	$8.17	$8.17	$8.17	$8.17	$8.17	$	n.a.
Net earnings	$196,460	$149,074	$157,467	$291,822	$134,937	$166,124	$162,002		$157,221
Per share
Basic	$0.435	$0.330	$0.349	$0.648	$0.300	$0.369	$0.360		$0.350
Diluted	$0.434	$0.330	$0.348	$0.646	$0.299	$0.368	$0.360		$0.349
Adjusted net earnings [3]	$93,878	$149,285	$158,007	$132,232	$137,087	$161,626	$161,133		$149,441
Per share
Basic	$0.208	$0.331	$0.350	$0.293	$0.304	$0.359	$0.358		$0.333
Diluted	$0.208	$0.330	$0.350	$0.293	$0.303	$0.358	$0.358		$0.331
Cash flow from operations	$154,497	$206,359	$210,540	$195,290	$201,287	$216,415	$232,154		$207,962
Per share [3]
Basic	$0.342	$0.457	$0.467	$0.433	$0.447	$0.481	$0.516		$0.463
Diluted	$0.342	$0.456	$0.466	$0.432	$0.446	$0.480	$0.515		$0.461
Dividends declared	$67,754	$67,708	$67,687	$67,580	$67,541	$63,009	$58,478		$53,914
Per share	$0.15	$0.15	$0.15	$0.15	$0.15	$0.14	$0.13		$0.12
Total assets	$6,587,595	$6,448,695	$6,470,033	$6,296,151	$6,046,740	$5,981,466	$5,928,412		$5,957,272
Total liabilities	$38,783	$31,894	$120,572	$46,034	$42,387	$38,202	$104,985		$242,701
Total shareholders' equity	$6,548,812	$6,416,801	$6,349,461	$6,250,117	$6,004,353	$5,943,264	$5,823,427		$5,714,571

1)	All figures in thousands except gold and palladium ounces produced and sold, per unit amounts and per share amounts.
2)	Expressed as dollars per ounce and for cobalt per pound.
3)	Refer to discussion on non-IFRS beginning on page 38 of this MD&A.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, the commencement of operations of mines under construction, as well as acquisitions of PMPAs and any related capital raising activities.
WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [15]

Results of Operations and Operational Review
The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended September 30, 2022
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)		Average Cash Cost ($'s Per Unit) [3]		Average Depletion ($'s Per Unit)		Sales	Impairment Reversals / Gain on Disposal [4]	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	44,212	31,818		$1,724		$416		$334	$54,860	$-	$31,000	$41,617	$2,396,952
Sudbury [5]	4,735	5,147		1,745		400		1,092	8,984	-	1,303	5,943	288,863
Constancia	7,196	6,336		1,724		415		271	10,925	-	6,578	8,295	97,213
San Dimas	11,808	10,196		1,724		624		260	17,579	-	8,567	11,213	158,704
Stillwater	1,833	2,127		1,724		317		429	3,667	-	2,080	2,992	216,617
Other [6]	3,724	6,376		1,743		694		59	11,113	-	6,311	5,562	461,359
	73,508	62,000		$1,728		$474		$353	$107,128	$-	$55,839	$75,622	$3,619,708
Silver
Peñasquito	2,017	1,599		$19.30		$4.36		$3.57	$30,857	$-	$18,182	$23,885	$301,040
Antamina	1,377	1,155		19.30		3.75		7.06	22,287	-	9,798	17,951	553,231
Constancia	564	498		19.30		6.12		6.35	9,613	-	3,398	6,563	195,507
Other [7]	1,925	1,982		18.93		7.51		6.84	37,513	114,755	123,823	21,896	538,739
	5,883	5,234		$19.16		$5.59		$5.84	$100,270	$114,755	$155,201	$70,295	$1,588,517
Palladium
Stillwater	3,229	4,227		$2,091		$353		$399	$8,838	$-	$5,657	$7,344	$228,168
Platinum
Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$9,425
Cobalt
Voisey's Bay	226	115		$22.68		$7.21		$13.63	$2,600	$-	$211	$7,352	$361,238
Operating results									$218,836	$114,755	$216,908	$160,613	$5,807,056
Other
General and administrative											$(8,360)	$(5,503)
Share based compensation											(77)	-
Donations and community investments											(1,406)	(1,413)
Finance costs											(1,398)	(1,020)
Other											2,799	1,849
Income tax											(12,006)	(29)
Total other											$(20,448)	$(6,116)	$780,539
											$196,460	$154,497	$6,587,595

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 40 of this MD&A.
4)	Refer to page 24 of this MD&A for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
6)
Comprised of the operating Minto and Marmato gold interests as well as the non-operating 777, Copper World Complex (formerly referred to as Rosemont in this MD&A), Santo Domingo, Blackwater, Fenix, Goose, Marathon and Curipamba gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

7)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Neves-Corvo, Aljustrel, Minto, Cozamin and Marmato silver interests, the non-operating 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World Complex (formerly referred to as Rosemont in this MD&A), Blackwater and Curipamba silver interests and the previously owned Keno Hill silver interest. The Stratoni mine was placed into care and maintenance during Q4-2021. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On September 7, 2022, the Keno Hill stream was terminated in exchange for $141 million of Hecla common stock (see page 24 of this MD&A).

WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [16]

On a GEO and SEO basis, results for the Company for the three months ended September 30, 2022 were as follows:
Three Months Ended September 30, 2022
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [3]	Cash Operating Margin ($'s Per Ounce) [4]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)
Gold equivalent basis [5]	159,852	138,824	$ 1,576	$ 439	$ 1,137	$ 401	$ 736
Silver equivalent basis [5]	11,989	10,412	$ 21.02	$ 5.85	$ 15.17	$ 5.35	$ 9.82

1)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 40 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 41 of this MD&A.
5)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2022.

Three Months Ended September 30, 2021
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)	Average Cash Cost ($'s Per Unit) [3]	Average Depletion ($'s Per Unit)	Sales	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	55,205	35,185	$1,795	$412	$374	$63,154	$35,504	$50,404	$2,455,567
Sudbury [4]	148	1,915	1,794	400	1,024	3,436	708	2,242	308,158
Constancia	8,533	8,159	1,795	411	315	14,645	8,723	11,487	101,741
San Dimas	11,936	11,346	1,795	618	322	20,365	9,693	13,351	171,617
Stillwater	2,949	2,820	1,795	326	397	5,061	3,024	4,144	220,949
Other [5]	6,853	8,224	1,794	590	38	14,755	9,586	9,887	64,985
	85,624	67,649	$1,795	$464	$337	$121,416	$67,238	$91,515	$3,323,017
Silver
Peñasquito	2,180	2,210	$24.09	$4.29	$3.55	$53,259	$35,932	$43,776	$328,470
Antamina	1,548	1,502	23.99	4.80	7.53	36,000	17,503	28,993	589,816
Constancia	521	484	24.09	6.05	7.56	11,668	5,076	9,033	208,537
Other [6]	2,100	1,291	22.97	6.33	4.49	29,660	15,686	24,011	602,796
	6,349	5,487	$23.80	$5.06	$5.21	$130,587	$74,197	$105,813	$1,729,619
Palladium
Stillwater	5,105	5,703	$2,426	$468	$442	$13,834	$8,644	$11,168	$234,883
Cobalt
Voisey's Bay	370	131	$23.78	$5.15	$8.17	$3,120	$1,373	$159	$218,144
Operating results						$268,957	$151,452	$208,655	$5,505,663
Other
General and administrative							$(7,932)	$(4,729)
Share based compensation							(4,139)	-
Donations and community investments							(1,524)	(1,671)
Finance costs							(1,379)	(1,039)
Other							(1,108)	71
Income tax							(433)	-
Total other							$(16,515)	$(7,368)	$541,077
							$134,937	$201,287	$6,046,740

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 40 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)
Comprised of the operating Minto, 777 and Marmato gold interests as well as the non-operating Copper World Complex gold interest (formerly referred to as Rosemont in this MD&A). On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

8)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto, 777, Marmato and Cozamin silver interests, the non-operating Loma de La Plata, Copper World Complex (formerly referred to as Rosemont in this MD&A) and Pascua-Lama silver interests and the previously owned Keno Hill silver interest. The Stratoni mine was placed into care and maintenance during Q4-2021. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On September 7, 2022, the Keno Hill stream was terminated in exchange for $141 million of Hecla common stock (see page 24 of this MD&A).

WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [17]

On a GEO and SEO basis, results for the Company for the three months ended September 30, 2021 were as follows:

Three Months Ended September 30, 2021
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [3]	Cash Operating Margin ($'s Per Ounce) [4]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)
Gold equivalent basis [5]	183,012	149,862	$ 1,795	$ 417	$ 1,378	$ 367	$ 1,011
Silver equivalent basis [5]	13,726	11,240	$ 23.93	$ 5.56	$ 18.37	$ 4.89	$ 13.48
1)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 40 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 41 of this MD&A.
5)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2022.

Gold Production
For the three months ended September 30, 2022, attributable gold production was 73,500 ounces, with the 12,100 ounce decrease from the comparable period in 2021 being primarily attributable to the following factors:
•
11,000 ounce (20%) decrease from Salobo, resulting from lower grades and recovery due to additional planned and corrective maintenance performed in the third quarter. As it relates to throughput, the two 12 mtpa lines operated at an average rate of approximately 77% of capacity during Q3-2022 as compared to 81% during Q3-2021;

•	3,100 ounce (46%) decrease from Other mines, primarily due to the closure of the 777 mine in June 2022;
•	1,300 ounce (16%) decrease from Constancia, primarily due to the mining of lower grade material resulting from mine sequencing; and
•
1,100 ounce (38%) decrease from Stillwater, primarily due to lower throughput resulting from the effect of significant weather events in June (see page 8 of this MD&A for more information); partially offset by

•	4,600 ounce (3,109%) increase from Sudbury, with operations at the mine being temporarily suspended in the comparable quarter of the prior year due to a labour dispute.

Silver Production
For the three months ended September 30, 2022, attributable silver production was 5.9 million ounces, with the 0.4 million ounce decrease from the comparable period in 2021 being primarily attributable to the following factors:
•	175,000 ounce (8%) decrease from Other mines, primarily due to lower grades at Aljustrel and the placement of Stratoni into care and maintenance;
•	171,000 ounce (11%) decrease from Antamina, primarily due to lower grades, consistent with their mine plan; and
•	163,000 ounce (7%) decrease from Peñasquito, primarily due to lower recovery and grades consistent with their mine plan.

Palladium Production
For the three months ended September 30, 2022, attributable palladium production was 3,200 ounces, with the 1,900 ounce decrease being primarily attributable to lower throughput resulting from the effect of significant weather events in June (see page 8 of this MD&A for more information).
Cobalt Production
For the three months ended September 30, 2022, attributable cobalt production was 225,500 pounds, with the 144,100 pound decrease being primarily attributable to lower grades during the ongoing transitional period between the depletion of the Ovoid open-pit mine and ramp-up to full production of the Voisey’s Bay underground project (please see page 8 of this MD&A for more information).
WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [18]

Net Earnings
For the three months ended September 30, 2022, net earnings amounted to $196 million, with the $61 million increase relative to the comparable period of the prior year being attributable to the following factors:

Net earnings for the three months ended September 30, 2021	$134,937
Variance in gross margin
Variance in revenue due to:
Payable gold production	$(22,146)
Payable silver production	(10,254)
Payable palladium production	(3,638)
Payable cobalt production	(3,197)
Changes in inventory and PBND	19,118
Prices realized per ounce sold	(30,004)
Total decrease to revenue	$(50,121)
Variance in cost of sales due to:
Sales volume	$8,680
Sales mix differences	(14,298)
Cash cost per ounce	3,708
Depletion per ounce	2,732
Total decrease to cost of sales	$822
Total decrease to gross margin	$(49,299)
Other variances
General and administrative expenses (see page 25)	(428)
Impairment reversal of mineral stream interests (see page 24)	10,330
Gain on disposal of mineral stream interests (see page 24)	104,425
Share based compensation (see page 25)	4,062
Donations and community investment (see page 26)	118
Other income / expense (see page 26)	3,907
Finance costs (see page 26)	(19)
Income taxes (see page 27)	(11,573)
Total increase in net earnings	$61,523
Net earnings for the three months ended September 30, 2022	$196,460

WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [19]

Nine Months Ended September 30, 2022
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)		Average Cash Cost ($'s Per Unit) [3]		Average Depletion ($'s Per Unit)		Sales	Impairment Reversals / Gain on Disposal [4]	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	123,224	122,846		$1,834		$416		$334	$225,267	$-	$133,146	$174,134	$2,396,952
Sudbury [5]	15,386	16,775		1,828		400		1,091	30,673	-	5,657	22,980	288,863
Constancia	21,549	24,261		1,833		413		271	44,480	-	27,886	34,463	97,213
San Dimas	32,313	30,899		1,823		622		260	56,335	-	29,095	37,114	158,704
Stillwater	6,501	7,381		1,829		330		429	13,503	-	7,902	11,070	216,617
Other [6]	19,031	22,076		1,829		734		45	40,388	-	23,183	22,912	461,359
	218,004	224,238		$1,831		$471		$348	$410,646	$-	$226,869	$302,673	$3,619,708
Silver
Peñasquito	6,325	5,883		$22.21		$4.36		$3.57	$130,686	$-	$84,058	$105,036	$301,040
Antamina	4,016	3,800		22.13		4.42		7.06	84,093	-	40,479	66,952	553,231
Constancia	1,654	1,636		22.15		6.09		6.34	36,227	-	15,883	26,260	195,507
Other [7]	6,650	5,316		21.41		7.14		5.61	113,823	114,755	160,768	75,969	538,739
	18,645	16,635		$21.93		$5.43		$5.29	$364,829	$114,755	$301,188	$274,217	$1,588,517
Palladium
Stillwater	11,616	11,680		$2,190		$383		$399	$25,574	$-	$16,437	$21,099	$228,168
Platinum
Marathon	-	-	$	n.a.	$	n.a.	$	n.a.	$-	$-	$-	$-	$9,425
Cobalt
Voisey's Bay	596	851		$32.85		$6.24		$9.49	$27,953	$-	$14,560	$24,683	$361,238
Operating results									$829,002	$114,755	$559,054	$622,672	$5,807,056
Other
General and administrative											$(27,448)	$(28,933)
Share based compensation											(11,586)	(18,161)
Donations and community investments											(3,379)	(2,976)
Finance costs											(4,209)	(3,107)
Other											3,448	2,042
Income tax											(12,879)	(141)
Total other											$(56,053)	$(51,276)	$780,539
											$503,001	$571,396	$6,587,595

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 40 of this MD&A.
4)	Refer to page 24 of this MD&A for more information.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
6)
Comprised of the operating 777, Minto and Marmato gold interests as well as the non-operating Copper World Complex (formerly referred to as Rosemont in this MD&A), Santo Domingo, Blackwater, Fenix, Goose, Marathon and Curipamba gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

7)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Neves-Corvo, Aljustrel, Minto, Cozamin, Marmato and 777 silver interests, the non-operating Loma de La Plata, Stratoni, Pascua-Lama, Copper World Complex (formerly referred to as Rosemont in this MD&A), Blackwater and Curipamba silver interests and the previously owned Keno Hill silver interest. The Stratoni mine was placed into care and maintenance during Q4-2021. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On September 7, 2022, the Keno Hill stream was terminated in exchange for $141 million of Hecla common stock (see page 24 of this MD&A).

WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [20]

On a GEO and SEO basis, results for the Company for the nine months ended September 30, 2022 were as follows:

Nine Months Ended September 30, 2022
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [3]	Cash Operating Margin ($'s Per Ounce) [4]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)
Gold equivalent basis [5]	491,088	475,259	$ 1,744	$ 433	$ 1,311	$ 376	$ 935
Silver equivalent basis [5]	36,832	35,644	$ 23.26	$ 5.78	$ 17.48	$ 5.02	$ 12.46
1)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces and cobalt pounds produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 40 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 41 of this MD&A.
5)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2022.

Nine Months Ended September 30, 2021
	Units Produced²	Units Sold	Average Realized Price ($'s Per Unit)	Average Cash Cost ($'s Per Unit) [3]	Average Depletion ($'s Per Unit)	Sales	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	157,417	143,904	$1,797	$412	$374	$258,549	$145,466	$200,993	$2,455,567
Sudbury [4]	11,715	12,551	1,812	400	1,024	22,742	4,864	17,722	308,158
Constancia	16,511	12,156	1,796	410	315	21,829	13,018	17,040	101,741
San Dimas	33,905	32,833	1,796	616	322	58,981	28,170	38,755	171,617
Stillwater	8,952	8,468	1,796	327	397	15,212	9,083	12,444	220,949
Other [5]	25,725	22,931	1,806	585	67	41,421	26,471	27,981	64,985
	254,225	232,843	$1,798	$454	$369	$418,734	$227,072	$314,935	$3,323,017
Silver
Peñasquito	6,408	6,228	$25.59	$4.29	$3.55	$159,374	$110,552	$132,655	$328,470
Antamina	4,683	4,931	25.66	5.12	7.53	126,484	64,106	100,597	589,816
Constancia	1,395	1,125	25.41	6.03	7.56	28,605	13,306	22,109	208,537
Other [6]	7,157	5,460	25.54	8.31	5.48	139,461	64,166	97,241	602,796
	19,643	17,744	$25.58	$5.87	$5.50	$453,924	$252,130	$352,602	$1,729,619
Palladium
Stillwater	16,175	14,703	$2,512	$463	$442	$36,932	$23,622	$30,128	$234,883
Cobalt
Voisey's Bay	1,912	658	$21.09	$4.67	$8.17	$13,878	$5,429	$1,244	$218,144
Operating results						$923,468	$508,253	$698,909	$5,505,663
Other
General and administrative							$(26,572)	$(25,898)
Share based compensation							(13,746)	(16,926)
Donations and community investments							(3,712)	(3,247)
Finance costs							(4,309)	(3,246)
Other							2,194	315
Income tax							955	(51)
Total other							$(45,190)	$(49,053)	$541,077
							$463,063	$649,856	$6,046,740

1)
Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 40 of this MD&A.
4)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
5)
Comprised of the operating Minto, 777 and Marmato gold interests as well as the non-operating Copper World Complex gold interest (formerly referred to as Rosemont in this MD&A). On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

6)
Comprised of the operating Los Filos, Zinkgruvan, Yauliyacu, Stratoni, Neves-Corvo, Aljustrel, Minto, 777, Marmato and Cozamin silver interests, the non-operating Loma de La Plata, Copper World Complex (formerly referred to as Rosemont in this MD&A) and Pascua-Lama silver interests and the previously owned Keno Hill silver interest. The Stratoni mine was placed into care and maintenance during Q4-2021. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On September 7, 2022, the Keno Hill stream was terminated in exchange for $141 million of Hecla common stock (see page 24 of this MD&A).

WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [21]

On a GEO and SEO basis, results for the Company for the nine months ended September 30, 2021 were as follows:
Nine Months Ended September 30, 2021
	Ounces Produced [1,2]	Ounces Sold [2]	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce) [3]	Cash Operating Margin ($'s Per Ounce) [4]	Average Depletion ($'s Per Ounce)	Gross Margin ($'s Per Ounce)
Gold equivalent basis [5]	570,040	498,635	$ 1,852	$ 441	$ 1,411	$ 392	$ 1,019
Silver equivalent basis [5]	42,753	37,398	$ 24.69	$ 5.88	$ 18.81	$ 5.23	$ 13.58
1)
Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Silver ounces and cobalt pounds produced and sold in thousands.
3)	Refer to discussion on non-IFRS measure (iii) on page 40 of this MD&A.
4)	Refer to discussion on non-IFRS measure (iv) on page 41 of this MD&A.
5)
GEOs and SEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company's production guidance for 2022.

Gold Production
For the nine months ended September 30, 2022, attributable gold production was 218,000 ounces, with the 36,200 ounce decrease from the comparable period in 2021 being primarily attributable to the following factors:
•
34,200 ounce (22%) decrease from Salobo, primarily due to lower grades and throughput, with Vale reporting that during the first quarter of 2022, operations at Salobo were impacted by both planned and corrective maintenance in the mill liners, coupled with above average seasonal rain level in the region during the fourth quarter of 2021 impacting mine plans in the first quarter of 2022. Additionally, during the second quarter, concentrate production was negatively impacted by plant performance due to delays in ramp-up after the planned and corrective maintenance. As it relates to throughput, the two 12 mtpa lines operated at an average rate of approximately 76% of capacity during the first nine month of 2022 as compared to 84% during the comparable period of 2021;

•	6,700 ounce (26%) decrease from Other mines, primarily due to lower production at 777 with closure activities commencing in June 2022;
•	2,500 ounce (27%) decrease from Stillwater, primarily due to lower throughput resulting from the effect of significant weather events in June (see page 8 of this MD&A for more information); and
•	1,600 ounce (5%) decrease from San Dimas, primarily due to lower throughput; partially offset by
•
5,000 ounce (31%) increase from Constancia, primarily due to higher grades resulting from the commencement of ore production from the Pampacancha satellite deposit and the increase in fixed recoveries from 55% to 70%, both occurring during Q2-2021; and

•
3,700 ounce (31%) increase from Sudbury, primarily due to higher throughput, grades and recoveries, with 2021 production being impacted by the temporary suspension of operations from June 1, 2021 to August 9, 2021 as a result of a labour dispute.

Silver Production
For the nine months ended September 30, 2022, attributable silver production was 18.6 million ounces, with the 1.0 million ounce decrease from the comparable period in 2021 being primarily attributable to the following factors:
•	667,000 ounce (14%) decrease from Antamina, primarily due to lower grades, consistent with their mine plan; and
•	506,000 ounce (7%) decrease from Other mines, primarily due to the placement of Stratoni into care and maintenance during Q4 2021.
Palladium Production
For the nine months ended September 30, 2022, attributable palladium production was 11,600 ounces, with the 4,600 ounce decrease being primarily attributable to lower throughput resulting from the effect of significant weather events in June (see page 8 of this MD&A for more information).
Cobalt Production
For the nine months ended September 30, 2022, attributable cobalt production was 596,200 pounds, with the 1.3 million pound decrease being primarily attributable to the comparable period in the prior year including approximately 676,000 pounds of cobalt which had been produced in prior periods, coupled with a scheduled maintenance shut down at Voisey’s Bay during the second quarter of 2022 and the mining of lower grade material during the ongoing transitional period between the depletion of the Ovoid open-pit mine and ramp-up to full production of the Voisey’s Bay underground project.
WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [22]

Net Earnings
For the nine months ended September 30, 2022, net earnings amounted to $503 million, with the $40 million increase relative to the comparable period of the prior year being attributable to the following factors:

Net earnings for the nine months ended September 30, 2021	$463,063
Variance in gross margin
Variance in revenue due to:
Payable gold production	$(64,345)
Payable silver production	(26,054)
Payable palladium production	(9,130)
Payable cobalt production	(25,882)
Changes in inventory and PBND	78,051
Prices realized per ounce sold	(47,106)
Total decrease to revenue	$(94,466)
Variance in cost of sales due to:
Sales volume	$19,950
Sales mix differences	(3,640)
Cash cost per ounce	3,878
Depletion per ounce	10,324
Total decrease to cost of sales	$30,512
Total decrease to gross margin	$(63,954)
Other variances
General and administrative expenses (see page 25)	(876)
Donations and community investment (see page 26)	333
Impairment reversal of mineral stream interests (see page 24)	10,330
Gain on disposal of mineral stream interests (see page 24)	104,425
Share based compensation (see page 25)	2,160
Other income / expense (see page 26)	1,254
Finance costs (see page 26)	100
Income taxes (see page 27)	(13,834)
Total increase in net earnings	$39,938
Net earnings for the nine months ended September 30, 2022	$503,001

WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [23]

Reversal of Impairment of Mineral Stream Interests
Keno Hill – Impairment Reversal
At December 31, 2015, the Company determined there to be an impairment charge of $10.5 million relative to the Keno Hill silver interest (“Keno Hill PMPA”) due to the suspension of operations at the Bellekeno mine.

On September 7, 2022, the Company terminated the Keno Hill PMPA in exchange for 34,800,989 common shares of Hecla valued at $141 million. This value exceeded the carrying amount of the Keno Hill PMPA that would have been determined, net of depletion, had no impairment charge been recognized for the PMPA. As a result, an impairment reversal of $10.3 million has been recorded for the three and nine months ended September 30, 2022, which represents a full reversal of the impairment charge recorded in the year ended December 31, 2015, net of depletion that otherwise would have been recorded. The recoverable amount of the Keno Hill PMPA was determined based on the value of the consideration received in exchange for its termination, and as such is classified within Level 1 of the fair value hierarchy.

Gain on Disposal of Mineral Stream Interest
Keno Hill
With the receipt of $141 million of Hecla common shares on September 7, 2022, the Company has reflected a gain on disposal of Keno Hill PMPA in the amount of $104 million, calculated as follows:

(in thousands)
Fair value of Hecla Mining Company shares received	$140,596
Less: carrying value after impairment reversal, plus closing costs	(36,171)
Gain on disposal of the Keno Hill PMPA	$104,425
WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [24]

General and Administrative
	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2022	2021	2022	2021
Corporate
Salaries and benefits	$ 3,551	$ 3,302	$ 11,700	$ 10,599
Depreciation	289	275	865	827
Professional fees	276	572	1,098	2,857
Business travel	221	76	686	114
Director fees	251	266	852	816
Employer health tax	40	37	748	675
Audit and regulatory	623	503	2,340	2,281
Insurance	550	515	1,585	1,254
Other	866	786	2,648	2,313
General and administrative - corporate	$ 6,667	$ 6,332	$ 22,522	$ 21,736
Subsidiaries
Salaries and benefits	$ 1,078	$ 981	$ 3,335	$ 3,027
Depreciation	112	99	327	297
Professional fees	149	264	408	534
Business travel	55	-	124	24
Director fees	50	50	150	150
Insurance	10	8	34	29
Other	239	198	548	775
General and administrative - subsidiaries	$ 1,693	$ 1,600	$ 4,926	$ 4,836
Consolidated general and administrative	$ 8,360	$ 7,932	$ 27,448	$ 26,572

For the three and nine months ended September 30, 2022, general and administrative expenses increased by $1 million relative to the comparable period in the previous year.

Share Based Compensation
	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2022	2021	2022	2021
Equity settled share based compensation
Stock options	$ 642	$ 518	$ 1,788	$ 1,547
RSUs	926	797	2,619	2,399
Cash settled share based compensation
PSUs	(1,491)	2,824	7,179	9,800
Total share based compensation	$ 77	$ 4,139	$ 11,586	$ 13,746

For the three and nine months ended September 30, 2022, share based compensation decreased by $4 million and $2 million, respectively, relative to the comparable periods in the previous year, primarily due to differences in accrued costs associated with the Company’s performance share units (“PSUs”).

WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [25]

Donations and Community Investments

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2022	2021	2022	2021
Local donations and community investments [1]	$ 438	$ 427	$ 1,345	$ 1,123
Partner donations and community investments [2]	968	1,053	1,869	1,745
COVID-19 and community support and response fund	-	44	165	844
Total donations and community investments	$ 1,406	$ 1,524	$ 3,379	$ 3,712

1)	The Local Community Investment Program supports organizations in Vancouver and the Cayman Islands, where Wheaton’s offices are located.
2)	The Partner Community Investment Program supports the communities influenced by Mining Partners' operations.

Other (Income) Expense
	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2022	2021	2022	2021
Interest income	$ (1,851)	$ (68)	$ (2,374)	$ (165)
Dividend income	(102)	(110)	(322)	(110)
Foreign exchange (gain) loss	(1,049)	(516)	(1,069)	121
(Gain) loss on fair value adjustment of share purchase warrants held	204	1,246	1,101	2,392
(Gain) loss on fair value adjustment of convertible notes receivable	-	490	1,380	(4,136)
Other	(1)	66	(2,164)	(296)
Total other (income) expense	$ (2,799)	$ 1,108	$ (3,448)	$ (2,194)

Finance Costs

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2022	2021	2022	2021
Average principal outstanding during period	$ -	$ -	$ -	$ 26,007
Average effective interest rate during period	n.a.	n.a.	n.a.	1.17%
Total interest costs incurred during period	$ -	$ -	$ -	$ 229
Costs related to undrawn credit facilities	1,311	1,349	3,950	3,985
Interest expense - lease liabilities	22	30	72	95
Letter of guarantee	65	-	187	-
Total finance costs	$ 1,398	$ 1,379	$ 4,209	$ 4,309
WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [26]

Income Tax Expense (Recovery)

Income tax recognized in net earnings is comprised of the following:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2022	2021	2022	2021
Current income tax expense (recovery)	$ 12,033	$ 34	$ 12,113	$ (6,105)
Deferred income tax expense (recovery) related to:
Origination and reversal of temporary differences	20,920	4,006	$ 30,042	$ 17,942
Write down (reversal of write down) or recognition of prior period temporary differences	(20,947)	(3,607)	(29,276)	(12,792)
Total deferred income tax expense (recovery)	$ (27)	$ 399	$ 766	$ 5,150
Total income tax expense (recovery) recognized in net earnings	$ 12,006	$ 433	$ 12,879	$ (955)

Income tax recognized directly in equity1 is comprised of the following:

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands)	2022	2021	2022	2021
Current income tax expense (recovery)	$(5,935)	$18	$(5,932)	$(1,171)
Deferred income tax expense (recovery) related to:
Origination and reversal of temporary differences	$5,935	$(18)	$5,932	$1,171
Write down (reversal of write down) or recognition of prior period temporary differences	$(3,644)	$269	$(4,143)	$(837)
Total deferred income tax expense (recovery)	$2,291	$251	$1,789	$334
Total income tax expense (recovery) recognized in equity	$(3,644)	$269	$(4,143)	$(837)

1)
Income tax expense (recovery) in shareholders’ equity relates to share financing fees. Share financing fees are deducted over a five-year period for Canadian income tax purposes. For accounting purposes, share financing fees are charged directly to issued capital.

For the three months ended September 30, 2022, current income tax expense in net earnings of $12 million was partially offset by a current income tax recovery of $6 million in the Statement of Shareholders’ Equity. The current income tax is primarily the result of income tax expense associated with the disposition of the Keno Hill PMPA, partially offset by the full utilization of $97 million of non-capital loss carryforwards available to the Company.

The movement in current income taxes payable for the nine months ended September 30, 2022 is as follows:

(in thousands)	Current Taxes Payable
Current taxes payable - December 31, 2021	$ 132
Current income tax expense - income statement	12,113
Current income tax recovery - shareholders equity	(5,932)
Income taxes paid	(141)
Foreign exchange adjustments	(9)
Current taxes payable - September 30, 2022	$ 6,163

WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [27]

Liquidity and Capital Resources1
As at September 30, 2022, the Company had cash and cash equivalents of $495 million (December 31, 2021 - $226 million) and no debt outstanding under its Revolving Facility (December 31, 2021 - $NIL).

A summary of the Company’s cash flow activity is as follows:

Three Months Ended September 30, 2022
Cash Flows From Operating Activities
During the three months ended September 30, 2022, the Company generated operating cash flows of $154 million, with the $47 million decrease relative to the comparable period of the prior year being attributable to the following factors:

Operating cash inflow for the three months ended September 30, 2021	$201,287
Variance attributable to revenue (see page 19):	$(50,121)
Increase in accounts receivable	(426)
Total decrease to cash inflows attributable to sales	$(50,547)
Variance attributable to cost of sales, excluding depletion:
Sales volume	$4,675
Sales mix differences	(6,809)
Cost per ounce	3,708
Increase in accounts payable	931
Total decrease to cash outflows attributable to cost of sales	$2,505
Total decrease to net cash inflows attributable to gross margin	$(48,042)
Other variances:
General and administrative	(774)
Donation and community investment	258
Finance costs	19
Income taxes	(29)
Other	1,778
Total decrease to net cash inflows	$(46,790)
Operating cash inflow for the three months ended September 30, 2022	$154,497

Cash Flows From Financing Activities
During the three months ended September 30, 2022, the Company had net cash outflows from financing activities of $61 million, which was primarily the result of the quarterly dividend payment totaling $59 million and credit facility extension fees of $1 million. During the three months ended September 30, 2021, the Company had net cash outflows from financing activities of $57 million, which was primarily the result of the quarterly dividend payment.

Cash Flows From Investing Activities
During the three months ended September 30, 2022, the Company had net cash outflows from investing activities of $48 million, which was primarily the result of (i) payments for the acquisitions of new PMPAs, including a $31 million payment to Sabina for the Goose PMPA and a $15 million payment to Gen Mining for the Marathon PMPA; and (ii) a $1 million advance to Panoro in connection with the Cotabambas Early Deposit agreement. During the three months ended September 30, 2021, the Company had net cash outflows from investing activities of $7 million which was primarily the result of a payment of $5 million for the acquisition of a long-term equity investments coupled with a $1 million payment to Panoro in connection with the Cotabambas Early Deposit Agreement and $1 million relating to closing costs for the new PMPAs.

1 Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [28]

Nine Months Ended September 30, 2022
Cash Flows From Operating Activities
During the nine months ended September 30, 2022, the Company generated operating cash flows of $571 million, with the $78 million decrease relative to the comparable period of the prior year being attributable to the following factors:

Operating cash inflow for the nine months ended September 30, 2021	$649,856
Variance attributable to revenue (see page 23):	$(94,466)
Decrease in accounts receivable	3,742
Total decrease to cash inflows attributable to sales	$(90,724)
Variance attributable to cost of sales, excluding depletion:
Sales volume	$10,912
Sales mix differences	(924)
Cost per ounce	3,878
Increase in accounts payable	621
Total decrease to cash outflows attributable to cost of sales	$14,487
Total decrease to net cash inflows attributable to gross margin	$(76,237)
Other variances:
General and administrative	(3,035)
Donation and community investment	271
Share based compensation - PSUs	(1,235)
Finance costs	139
Income taxes	(90)
Other	1,727
Total decrease to net cash inflows	$(78,460)
Operating cash inflow for the nine months ended September 30, 2022	$571,396

General and Administrative Variance
The increase to cash outflows relative to General and Administrative costs during the period was due to higher payments under the Company’s short-term compensation plan.

Share Based Compensation Variance
The increase to cash outflows relative to Share Based Compensation costs during the period was due to higher payouts under the Company’s PSU plan, with the realized price on maturity being 25% higher in 2022 as compared to 2021.

Cash Flows From Financing Activities
During the nine months ended September 30, 2022, the Company had net cash outflows from financing activities of $171 million, which was primarily the result of dividend payments totaling $177 million, partially offset by proceeds from the exercise of stock options in the amount of $8 million. During the nine months ended September 30, 2021, the Company had net cash outflows from financing activities of $352 million, which was primarily the result of repayments under the Company’s now fully repaid Revolving Facility in the amount of $195 million and dividend payments totaling $161 million, partially offset by proceeds from the exercise of stock options in the amount of $6 million.

Cash Flows From Investing Activities
During the nine months ended September 30, 2022, the Company had net cash outflows from investing activities of $132 million, which was primarily the result of (i) payments for the acquisition of new PMPAs, including payments totaling $31 million to Gen Mining for the Marathon PMPA, a $25 million payment to Rio2 for the Fenix PMPA, a $31 million payment to Sabina for the Goose PMPA and payments totaling $19 million to Aris Mining for the Marmato PMPA; (ii) a $2 million advance to Panoro in connection with the Cotabambas Early Deposit agreement; and (iii) payments totaling $23 million for the acquisition of long-term equity investments. During the nine months ended September 30, 2021, the Company had net cash outflows from investing activities of $118 million, which was primarily the result of (i) payments for the acquisition of new PMPAs, including a $150 million payment to Capstone for the acquisition of the Cozamin PMPA, a $34 million payment to Aris Mining representing the first installment for the acquisition of the Marmato PMPA, a $30 million payment to Capstone representing the first installment for the acquisition of the Santo Domingo PMPA and a $3 million payment to Alexco for the acquisition of the Brewery Creek Royalty; (ii) a payment of $5 million for the acquisition of a long-term equity investment; partially offset by (iii) $112 million received as proceeds on the disposal of long-term equity investments.
WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [29]

Conclusion
In the opinion of management, the $495 million of cash and cash equivalents as at September 30, 2022, combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows positions the Company well to fund all outstanding commitments, as detailed on pages 31 and 33 of this MD&A, as well as providing flexibility to acquire additional accretive mineral stream interests.

WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [30]

Contractual Obligations and Contingencies1

Mineral Stream Interests
The following table summarizes the Company’s commitments to make per-ounce cash payments for gold, silver, palladium and platinum and per pound cash payments for cobalt to which it has the contractual right pursuant to the PMPAs:

Mineral Stream Interests	Attributable Payable Production to be Purchased					Per Unit of Measurement Cash Payment [1]					Term of Agreement	Date of Original Contract
	Gold	Silver	Palladium	Cobalt	Platinum	Gold	Silver	Palladium	Cobalt	Platinum
Peñasquito	0%	25%	0%	0%	0%	n/a	$4.36	n/a	n/a	n/a	Life of Mine	24-Jul-07
Constancia	50%	100%	0%	0%	0%	$416 ²	$6.14 ²	n/a	n/a	n/a	Life of Mine	8-Aug-12
Salobo	75%	0%	0%	0%	0%	$416	n/a	n/a	n/a	n/a	Life of Mine	28-Feb-13
Sudbury	70%	0%	0%	0%	0%	$400	n/a	n/a	n/a	n/a	20 years	28-Feb-13
Antamina	0%	33.75%	0%	0%	0%	n/a	20%	n/a	n/a	n/a	Life of Mine	3-Nov-15
San Dimas	variable ³	0% ³	0%	0%	0%	$624	n/a	n/a	n/a	n/a	Life of Mine	10-May-18
Stillwater	100%	0%	4.5% ⁴	0%	0%	18% ⁵	n/a	18% ⁵	n/a	n/a	Life of Mine	16-Jul-18
Voisey's Bay	0%	0%	0%	42.4% ⁶	0%	n/a	n/a	n/a	18% ⁷	n/a	Life of Mine	11-Jun-18
Marathon	100% ⁸	0%	0%	0%	22% ⁸	18% ⁵	n/a	n/a	n/a	18% ⁵	Life of Mine	26-Jan-22
Other
Los Filos	0%	100%	0%	0%	0%	n/a	$4.60	n/a	n/a	n/a	25 years	15-Oct-04
Zinkgruvan	0%	100%	0%	0%	0%	n/a	$4.53	n/a	n/a	n/a	Life of Mine	8-Dec-04
Yauliyacu	0%	100% ⁹	0%	0%	0%	n/a	$9.05 ¹⁰	n/a	n/a	n/a	Life of Mine	23-Mar-06
Stratoni	0%	100%	0%	0%	0%	n/a	$11.54	n/a	n/a	n/a	Life of Mine	23-Apr-07
Neves-Corvo	0%	100%	0%	0%	0%	n/a	$4.42	n/a	n/a	n/a	50 years	5-Jun-07
Aljustrel	0%	100% ¹¹	0%	0%	0%	n/a	50%	n/a	n/a	n/a	50 years	5-Jun-07
Minto	100% ¹²	100%	0%	0%	0%	65% ¹³	$4.35	n/a	n/a	n/a	Life of Mine	20-Nov-08
Pascua-Lama	0%	25%	0%	0%	0%	n/a	$3.90	n/a	n/a	n/a	Life of Mine	8-Sep-09
Copper World ¹⁴	100%	100%	0%	0%	0%	$450	$3.90	n/a	n/a	n/a	Life of Mine	10-Feb-10
Loma de La Plata	0%	12.5%	0%	0%	0%	n/a	$4.00	n/a	n/a	n/a	Life of Mine	n/a ¹⁵
777	50%	100%	0%	0%	0%	$433 ²	$6.38 ²	n/a	n/a	n/a	Life of Mine	8-Aug-12
Marmato	10.5% ¹⁶	100% ¹⁶	0%	0%	0%	18% ¹⁷	18% ¹⁷	n/a	n/a	n/a	Life of Mine	5-Nov-20
Cozamin	0%	50% ¹⁸	0%	0%	0%	n/a	10%	n/a	n/a	n/a	Life of Mine	11-Dec-20
Santo Domingo	100% ¹⁹	0%	0%	0%	0%	18% ⁵	n/a	n/a	n/a	n/a	Life of Mine	24-Mar-21
Fenix	6% ²⁰	0%	0%	0%	0%	18% ⁵	n/a	n/a	n/a	n/a	Life of Mine	15-Nov-21
Blackwater	8% ²¹	50% ²¹	0%	0%	0%	35%	18% ⁵	n/a	n/a	n/a	Life of Mine	13-Dec-21
Curipamba	50% ²²	75% ²²	0%	0%	0%	18% ⁵	18% ⁵	n/a	n/a	n/a	Life of Mine	17-Jan-22
Goose	4.15% ²³	0%	0%	0%	0%	18% ⁵	n/a	n/a	n/a	n/a	Life of Mine	8-Feb-22
Early Deposit
Toroparu	10%	50%	0%	0%	0%	$400	$3.90	n/a	n/a	n/a	Life of Mine	11-Nov-13
Cotabambas	25% ²⁴	100% ²⁴	0%	0%	0%	$450	$5.90	n/a	n/a	n/a	Life of Mine	21-Mar-16
Kutcho	100%	100%	0%	0%	0%	20%	20%	n/a	n/a	n/a	Life of Mine	14-Dec-17

1)
The production payment is measured as either a fixed amount per unit of metal delivered, or as a percentage of the spot price of the underlying metal on the date of delivery. Contracts where the payment is a fixed amount per unit of metal delivered are subject to an annual inflationary increase, with the exception of Loma de La Plata and Sudbury. Additionally, should the prevailing market price for the applicable metal be lower than this fixed amount, the per unit cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu where the per ounce cash payment will not be reduced below $4.48, subject to an annual inflationary factor.

2)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40-year term.
3)
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the "70" shall be revised to "50" or "90", as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the "70" shall be reinstated. Currently, the fixed gold to silver exchange ratio is 70:1.

4)
The Company is committed to purchase 4.5% of Stillwater palladium production until 375,000 ounces are delivered to the Company, thereafter 2.25% of Stillwater palladium production until 550,000 ounces are delivered to the Company and 1% of Stillwater palladium production thereafter for the life of mine.

5)	To be increased to 22% once the market value of metal delivered to Wheaton, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
6)	Once the Company has received 31 million pounds of cobalt, the Company’s attributable cobalt production will be reduced to 21.2%.
7)
To be increased to 22% once the market value of cobalt delivered to Wheaton, net of the per pound cash payment, exceeds the initial upfront cash deposit. Additionally, on each sale of cobalt, the Company is committed to pay a variable commission depending on the market price of cobalt.

8)	Once the Company has received 150,000 ounces of gold and 120,000 ounces of platinum under the Marathon PMPA, the attributable gold and platinum production will be reduced to 67% and 15%, respectively.
9)	Per annum the Company will purchase an amount equal to 100% of the first 1.5 million ounces of silver for which an offtaker payment is due, and 50% of any excess.
10)
Should the market price of silver exceed $20 per ounce, in addition to the $9.05 per ounce, the Company is committed to pay Glencore an additional amount for each ounce of silver delivered equal to 50% of the excess, to a maximum of $10 per ounce, such that when the market price of silver is $40 or above, the Company will pay Glencore $19.05 per ounce of silver delivered.

1 Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
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11)	Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
12)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
13)
The Company is currently negotiating an amendment to the Minto PMPA such that the cash payment per ounce of gold delivered will be the lower of 65% of the spot price of gold and $1,250. This proposed amended pricing will end on the earlier of (i) January 27, 2023; or (ii) once 27,000 ounces of gold have been delivered to the Company. Once this proposed amended pricing ends, the cash payment per ounce of gold delivered will be the lower of 50% of the spot price of gold and $1,000. In the event that the parties are unable to finalize the terms of the proposed amendment, the production payment will remain as set out in the existing Minto PMPA, being a fixed price of $325 per ounce.

14)	Copper World Complex (formerly referred to as Rosemont in this MD&A).
15)	Terms of the agreement not yet finalized.
16)
Once Wheaton has received 310,000 ounces of gold and 2.15 million ounces of silver under the Marmato PMPA the Company’s attributable gold and silver production will be reduced to 5.25% and 50%, respectively.

17)	To be increased to 22% of the spot price once the market value of gold and silver delivered to the Company, net of the per ounce cash payment, exceeds the initial upfront cash deposit.
18)	Once Wheaton has received 10 million ounces under the Cozamin PMPA, the Company’s attributable silver production will be reduced to 33% of silver production for the life of the mine.
19)	Once the Company has received 285,000 ounces of gold under the Santo Domingo PMPA, the Company’s attributable gold production will be reduced to 67%.
20)
Once the Company has received 90,000 ounces of gold under the Fenix PMPA, the Company attributable gold production will be reduced to 4% until 140,000 ounces have been delivered, after which the stream drops to 3.5%.

21)
Once the Company has received 279,908 ounces of gold under the Blackwater gold PMPA, the attributable gold production will be reduced to 4%. Once the Company has received 17.8 million ounces of silver under the Blackwater silver PMPA, the attributable silver production will be reduced to 33%.

22)
Once the Company has received 145,000 ounces of gold under the Curipamba PMPA, the attributable gold production will be reduced to 33%, and once the Company has received 4.6 million ounces of silver, the attributable silver production will be reduced to 50%.

23)
The Company is committed to purchase 4.15% of Goose gold production until 130,000 ounces are delivered to the Company, thereafter 2.15% of Goose gold production until 200,000 ounces are delivered to the Company and 1.5% of Goose gold production thereafter for the life of mine.

24)
Once 90 million silver equivalent ounces attributable to Wheaton have been produced under the Cotabambas PMPA, the attributable production will decrease to 16.67% of gold production and 66.67% of silver production for the life of mine.

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Other Contractual Obligations and Contingencies

	Projected Payment Dates [1]
(in thousands)	2022	2023 - 2024	2025 - 2026	After 2026	Sub-Total	Other Commitments [2]	Total
Payments for mineral stream interests
Copper World [3]	$-	$-	$-	$-	$-	$231,150	$231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Marmato	-	122,000	-	-	122,000	-	122,000
Santo Domingo	-	-	-	-	-	260,000	260,000
Salobo [4]	-	646,000	-	-	646,000	-	646,000
Fenix Gold	-	-	-	-	-	25,000	25,000
Blackwater	35,250	105,750	-	-	141,000	-	141,000
Marathon	-	102,133	43,771	-	145,904	-	145,904
Curipamba	13,500	118,125	43,875	-	175,500	-	175,500
Goose	31,250	62,500	-	-	93,750	-	93,750
Payments for early deposit mineral stream interest
Toroparu	-	138,000	-	-	138,000	-	138,000
Cotabambas	-	1,000	-	-	1,000	126,000	127,000
Kutcho	-	-	-	-	-	58,000	58,000
Leases liabilities	215	1,748	290	-	2,253	-	2,253
Total contractual obligations	$80,215	$1,297,256	$87,936	$-	$1,465,407	$732,550	$2,197,957

1)	Projected payment date based on management estimate. Dates may be updated in the future as additional information is received.
2)	Projected payment date cannot be reasonably estimated due to insufficient clarity on timing associated with satisfaction of conditions precedent for payment.
3)	Copper World Complex (formerly referred to as Rosemont in this MD&A). Figure includes contingent transaction costs of $1 million.
4)
As more fully explained on the following page, assuming the Salobo III expansion project achieves 12 Mtpa of additional processing capacity (bringing total processing capacity at Salobo to 36 Mtpa) by the end of 2023, the Company would expect to pay an estimated expansion payment of between $550 million to $650 million.

Copper World Complex
The Company is committed to pay Hudbay total upfront cash payments of $230 million in two installments, with the first $50 million being advanced upon Hudbay’s receipt of permitting for the Copper World Complex (formerly referred to as Rosemont in this MD&A) and other customary conditions and the balance of $180 million being advanced once project costs incurred on the Copper World Complex exceed $98 million and certain other customary conditions. Under the Copper World Complex PMPA, the Company is permitted to elect to pay the deposit in cash or the delivery of common shares. Additionally, the Company will be entitled to certain delay payments, including where construction ceases in any material respect, or if completion is not achieved within agreed upon timelines. Hudbay and certain affiliates have provided the Company with a corporate guarantee and other security.

As per Hudbay’s press release of May 12, 2022, the Ninth Circuit affirmed the U.S. District Court for Arizona’s previous decision to vacate and remand the Final Record of Decision for the Rosemont deposit within the Copper World Complex in Arizona.

Loma de La Plata
Under the terms of the Loma de La Plata PMPA, the Company is committed to pay Pan American Silver Corp. (“PAAS”) total upfront cash payments of $32 million following the satisfaction of certain conditions, including PAAS receiving all necessary permits to proceed with the mine construction and the Company finalizing the definitive terms of the PMPA.

Marmato
Under the terms of the Marmato PMPA, the Company is committed to pay Aris Mining total upfront cash payments of $110 million. Of this amount, $34 million was paid on April 15, 2021; $4 million was paid on February 28, 2022; and the remaining amount is payable during the construction of the Marmato Lower Mine development portion of the Marmato mine, subject to customary conditions. Under the amended terms of the Marmato PMPA, the Company is committed to pay Aris Mining additional upfront cash consideration of $65 million, $15 million of which was paid to Aris Mining on April 11, 2022 and the remaining $50 million is payable during the construction and development of the Lower Mine.
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Santo Domingo
Under the terms of the Santo Domingo PMPA, the Company is committed to pay Capstone total upfront cash payments of $290 million, $30 million of which was paid on April 21, 2021 and the remaining portion of which is payable during the construction of the Santo Domingo project, subject to customary conditions being satisfied, including Capstone attaining sufficient financing to cover total expected capital expenditures.

Salobo
The Salobo mine currently has a mill throughput capacity of 24 Mtpa. In October 2018, Vale’s Board of Directors approved the investment in the Salobo Expansion, which is proposed to include a third concentrator line and will use Salobo’s existing infrastructure. Vale anticipates that the Salobo Expansion, which is scheduled to start up by the end of 2022 with a 15-month ramp-up period, will result in an increase of throughput capacity from 24 Mtpa to 36 Mtpa.
If actual throughput is expanded above 28 Mtpa, then under the terms of the Salobo PMPA, Wheaton will be required to make an additional set payment to Vale based on the size of the expansion, the timing of completion and the grade of the material processed. The set payment ranges from $113 million if throughput is expanded beyond 28 Mtpa by January 1, 2036 up to $892 million if throughput is expanded beyond 40 Mtpa by January 1, 2023. Assuming the Salobo III expansion project achieves 12 Mtpa of additional processing capacity (bringing total processing capacity at Salobo to 36 Mtpa) during 2023, the Company would expect to pay an estimated expansion payment of between $550 million to $650 million. The actual amount and timing of any expansion payment may significantly differ from this estimate depending on the size, timing and processed grade of any expansion.

Fenix
Under the terms of the Fenix PMPA, the Company is committed to pay total cash consideration of $50 million, of which $25 million was paid on March 25, 2022. The remaining $25 million is payable subject to Rio2’s receipt of its Environmental Impact Assessment for the Fenix Project, and certain other conditions.

On June 28, 2022, Rio2 provided an update on the Fenix Gold environmental assessment process. The Environmental Assessment Service (“SEA”) published the Consolidation Evaluation Report with the recommendation to reject the EIA as it has been alleged that Rio2 has not provided enough information during the evaluation process to eliminate adverse impacts over the chinchilla, guanaco, and vicuña. On July 5, 2022, Rio2 announced that the Regional Evaluation Commission has voted to not approve the EIA. On September 7, 2022, Rio2 announced that on review of the Environmental Qualification Resolution (“RCA”), Rio2 identified numerous discrepancies with factual and procedural matters in the RCA and Rio2 has filed an administrative appeal on August 31, 2022. In parallel with the administrative appeal process, Rio2 indicate that they will work closely with regional authorities to address any remaining concerns. The estimated timing for obtaining EIA approval is approximately one and a half to two years.

The Company’s management has determined that no indicator of impairment existed as of the balance sheet date and will continue to monitor Rio2’s response to the Regional Evaluation Commission decision.

Blackwater
Under the terms of the Blackwater Silver PMPA, the Company is committed to pay total upfront consideration of $141 million, which is payable in four equal installments during the construction of the Blackwater Project, subject to customary conditions being satisfied.

Marathon
Under the terms of the Marathon PMPA, the Company is committed to pay total upfront cash consideration of $181 million (Cdn$240 million), $16 million (Cdn$20 million) of which was paid on March 31, 2022 and $15 million (Cdn$20 million) was paid on September 7, 2022. The remainder is to be paid in four staged installments during construction, subject to various customary conditions being satisfied.

Curipamba
Under the terms of the Curipamba PMPA, the Company is committed to pay total upfront cash consideration of $175.5 million, $13 million of which is available pre-construction and $500,000 of which will be paid to support certain local community development initiatives around the Curipamba Project. The remainder will be payable in four staged installments during construction, subject to various customary conditions being satisfied.

Goose
Under the terms of the Goose PMPA, the Company is committed to pay total upfront cash consideration of $125 million in four equal installments during construction of the Goose Project, subject to customary conditions. The initial payment of $31.25 million was paid on September 28, 2022.

Toroparu
Under the terms of the Toroparu Early Deposit Agreement, the Company is committed to pay a subsidiary of Aris Mining, an additional $138 million, payable on an installment basis to partially fund construction of the mine. Aris Mining is to deliver certain feasibility documentation by December 31, 2022. Following the delivery of this
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documentation (or after December 31, 2022 if the feasibility documentation has not been delivered to Wheaton by such date) Wheaton may elect to (i) not proceed with the agreement or (ii) not pay the balance of the upfront consideration and reduce the gold stream percentage from 10% to 0.909% and the silver stream percentage from 50% to nil. If option (i) is chosen, Wheaton will be entitled to a return of the amounts advanced less $2 million. If Wheaton elects option (ii), Aris Mining may elect to terminate the agreement and Wheaton will be entitled to a return of the amount of the deposit already advanced less $2 million.

Cotabambas
Under the terms of the Cotabambas Early Deposit Agreement, the Company is committed to pay Panoro a total cash consideration of $140 million, of which $13 million has been paid to date. Once certain conditions have been met, the Company will advance an additional $1 million to Panoro, spread over up to two years. Following the delivery of a bankable definitive feasibility study, environmental study and impact assessment, and other related documents (collectively, the "Cotabambas Feasibility Documentation"), and receipt of permits and construction commencing, the Company may then advance the remaining deposit or elect to terminate the Cotabambas Early Deposit Agreement. If the Company elects to terminate, the Company will be entitled to a return of the portion of the amounts advanced less $2 million payable upon certain triggering events occurring.

Kutcho
Under the terms of the Kutcho Early Deposit Agreement, the Company is committed to pay Kutcho a total cash consideration of $65 million, of which $7 million has been paid to date. The remaining $58 million will be advanced on an installment basis to partially fund construction of the mine once certain conditions have been satisfied.

Taxes - Canada Revenue Agency – 2013 to 2016 Taxation Years - Domestic Reassessments 1
The Company received Notices of Reassessment in 2018, 2019, and 2022 for the 2013 to 2016 taxation years in which the Canada Revenue Agency (“CRA”) is seeking to change the timing of the deduction of upfront payments with respect to the Company’s PMPAs relating to Canadian mining assets, so that the cost of precious metal acquired under these Canadian PMPAs is equal to the cash cost paid on delivery plus an amortized amount of the upfront payment determined on a units-of-production basis over the estimated recoverable reserves, and where applicable, resources and exploration potential at the respective mine (the “Domestic Reassessments”).

In total, the Company expects the Domestic Reassessments to have assessed tax, interest and other penalties of approximately $2 million.

Management believes the Company’s position, as reflected in its filed Canadian income tax returns and consistent with the terms of the PMPAs, that the cost of the precious metal acquired under the Canadian PMPAs is equal to the market value while a deposit is outstanding, and the cash cost thereafter, is correct. The Company has filed Notices of Objection and paid 50% of the disputed amounts in order to challenge the Domestic Reassessments.

Tax Contingencies
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including audits and disputes.

Under the terms of the settlement with the CRA of the transfer pricing dispute relating to the 2005 to 2010 taxation years (the “CRA Settlement”), income earned outside of Canada by the Company’s foreign subsidiaries will not be subject to tax in Canada under transfer pricing rules.  The CRA Settlement principles apply to all taxation years after 2010 subject to there being no material change in facts or change in law or jurisprudence. The CRA is not restricted under the terms of the CRA Settlement from issuing reassessments on some basis other than transfer pricing which could result in some or all of the income of the Company’s foreign subsidiaries being subject to tax in Canada.

It is not known or determinable by the Company when the currently ongoing audits by CRA of international and domestic transactions will be completed, or whether reassessments will be issued, or the basis, quantum or timing of any such potential reassessments, and it is therefore not practicable for the Company to estimate the financial effect, if any, of those ongoing audits.

From time to time there may also be proposed legislative changes to law or outstanding legal actions that may have an impact on the current or prior periods, the outcome, applicability and impact of which is also not known or determinable by the Company.

General
By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of

1 The assessment by management of the expected impact of the Domestic Reassessments on the Company is “forward-looking information”. Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.
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future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that the Company’s estimate of the future resolution of any of the foregoing matters changes, the Company will recognize the effects of the change in its consolidated financial statements in the appropriate period relative to when such change occurs.

Share Capital
During the nine months ended September 30, 2022, the Company received cash proceeds of $8 million from the exercise of 329,914 share purchase options at a weighted average exercise price of Cdn$28.87 per option, with all of the exercises taking place during the six months ended June 30, 2022. During the three months ended September 30, 2021, the Company received cash proceeds of $0.2 million from the exercise of 7,095 share purchase options at a weighted average exercise price of Cdn$32.62 per option (nine months - $6 million from the exercise of 296,840 share purchase options at a weighted average exercise price of Cdn$24.01).
During the nine months ended September 30, 2022, the Company released 87,838 RSUs, with all releases taking place during three months ended March 31, 2022. During the nine months ended September 30, 2021, the Company released 116,880 RSUs, with all the releases taking place during the six months ended June 30, 2021.
The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares. During the three months ended September 30, 2022, there were 270,768 common shares issued under the DRIP (nine months - 681,256). During the three months ended September 30, 2021, there were 228,728 common shares issued under the DRIP (nine months - 635,198).

As of November 3, 2022, there were 451,962,960 outstanding common shares, 1,652,869 share purchase options, 352,680 restricted share units and 10,000,000 share purchase warrants.

At the Market Equity Program
The Company has established an at-the-market equity program (the “ATM Program”) that allows the Company to issue up to $300 million worth of common shares from treasury (“Common Shares”) to the public from time to time at the Company’s discretion and subject to regulatory requirements. The ATM Program will be effective until the date that all Common Shares available for issue under the ATM Program have been issued or the ATM Program is terminated prior to such date by the Company or the agents.

Wheaton intends that the net proceeds from the ATM Program, if any, will be available as one potential source of funding for stream acquisitions and/or other general corporate purposes including the repayment of indebtedness. As at September 30, 2022, the Company has not issued any shares under the ATM program.

Financial Instruments
The Company owns equity interests in several companies as long-term investments (see page 10 of this MD&A) and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

In order to mitigate the effect of short-term volatility in gold, silver and palladium prices, the Company will occasionally enter into forward contracts in relation to gold, silver and palladium deliveries that it is highly confident will occur within a given quarter. The Company does not hedge its long-term exposure to commodity prices. The Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.

Future Changes to Accounting Policies
The International Accounting Standards Board ("IASB") has issued the following new or amended standards:

Amendment to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction
The amendments to IAS 12 clarify that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Early application of the amendments is permitted. The amendments apply to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, at the beginning of the earliest comparative period the following would be recognized:
•
a deferred tax asset to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized and a deferred tax liability for all deductible and taxable temporary differences associated with right-of-use assets and lease liabilities; and

•	the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.
The implementation of this amendment is not expected to have a material impact on the Company.
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Amendment to IAS 1- Presentation of Financial statements
The amendments to IAS 1 clarify the presentation of liabilities. The classification of liabilities as current or noncurrent is based on contractual rights that are in existence at the end of the reporting period and is unaffected by expectations about whether an entity will exercise its right to defer settlement. A liability not due over the next twelve months is classified as non-current even if management intends or expects to settle the liability within twelve months. The amendment also introduces a definition of ‘settlement’ to make clear that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The implementation of this amendment is not expected to have a material impact on the Company.

Amendments to IAS 1 and IFRS Practice Statement 2 – Disclosure of Accounting policies
The amendments require that an entity discloses its material accounting policies, instead of its significant accounting policies. Further amendments explain how an entity can identify a material accounting policy. Examples of when an accounting policy is likely to be material are added. To support the amendment, the IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. The Company is currently evaluating the impact of the amendment on its financial statements.

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Non-IFRS Measures
Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis; and (iv) cash operating margin.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

i.
Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash impairment charges (if any), non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for per share amounts)	2022	2021	2022	2021
Net earnings	$196,460	$134,937	$503,001	$463,063
Add back (deduct):
Impairment reversal	(10,330)	-	(10,330)	-
Gain on disposal of Mineral Stream Interest	(104,425)	-	(104,425)	-
(Gain) loss on fair value adjustment of share purchase warrants held	204	1,246	1,101	2,392
(Gain) loss on fair value adjustment of convertible notes receivable	-	490	1,380	(4,136)
Income tax (expense) recovery recognized in the Statement of Shareholders' Equity	3,644	(269)	4,143	837
Income tax (expense) recovery recognized in the Statement of OCI	546	627	701	(1,989)
Income tax expense resulting from PMPA disposition, net of above	7,779	-	7,779	-
Other	-	56	(2,182)	(319)
Adjusted net earnings	$93,878	$137,087	$401,168	$459,848
Divided by:
Basic weighted average number of shares outstanding	451,757	450,326	451,402	449,977
Diluted weighted average number of shares outstanding	452,386	451,717	452,221	451,369
Equals:
Adjusted earnings per share - basic	$0.208	$0.304	$0.889	$1.022
Adjusted earnings per share - diluted	$0.208	$0.303	$0.887	$1.019

WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [38]

ii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for per share amounts)	2022	2021	2022	2021
Cash generated by operating activities	$154,497	$201,287	$571,396	$649,856
Divided by:
Basic weighted average number of shares outstanding	451,757	450,326	451,402	449,977
Diluted weighted average number of shares outstanding	452,386	451,717	452,221	451,369
Equals:
Operating cash flow per share - basic	$0.342	$0.447	$1.266	$1.444
Operating cash flow per share - diluted	$0.342	$0.446	$1.264	$1.440

WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [39]

iii.
Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.
	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for gold and palladium ounces sold and per unit amounts)	2022	2021	2022	2021
Cost of sales	$116,683	$117,505	$384,703	$415,215
Less: depletion	(55,728)	(54,976)	(178,812)	(195,458)
Cash cost of sales	$60,955	$62,529	$205,891	$219,757
Cash cost of sales is comprised of:
Total cash cost of gold sold	$29,398	$31,405	$105,719	$105,721
Total cash cost of silver sold	29,238	27,782	90,384	104,159
Total cash cost of palladium sold	1,493	2,667	4,475	6,804
Total cash cost of cobalt sold	826	675	5,313	3,073
Total cash cost of sales	$60,955	$62,529	$205,891	$219,757
Divided by:
Total gold ounces sold	62,000	67,649	224,238	232,843
Total silver ounces sold	5,234	5,487	16,635	17,744
Total palladium ounces sold	4,227	5,703	11,680	14,703
Total cobalt pounds sold	115	131	851	658
Equals:
Average cash cost of gold (per ounce)	$474	$464	$471	$454
Average cash cost of silver (per ounce)	$5.59	$5.06	$5.43	$5.87
Average cash cost of palladium (per ounce)	$353	$468	$383	$463
Average cash cost of cobalt (per pound)	$7.21	$5.15	$6.24	$4.67

WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [40]

iv.
Cash operating margin is calculated by subtracting the average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis from the average realized selling price of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended September 30		Nine Months Ended September 30
(in thousands, except for gold and palladium ounces sold and per unit amounts)	2022	2021	2022	2021
Total sales:
Gold	$107,128	$121,416	$410,646	$418,734
Silver	$100,270	$130,587	$364,829	$453,924
Palladium	$8,838	$13,834	$25,574	$36,932
Cobalt	$2,600	$3,120	$27,953	$13,878
Divided by:
Total gold ounces sold	62,000	67,649	224,238	232,843
Total silver ounces sold	5,234	5,487	16,635	17,744
Total palladium ounces sold	4,227	5,703	11,680	14,703
Total cobalt pounds sold	115	131	851	658
Equals:
Average realized price of gold (per ounce)	$1,728	$1,795	$1,831	$1,798
Average realized price of silver (per ounce)	$19.16	$23.80	$21.93	$25.58
Average realized price of palladium (per ounce)	$2,091	$2,426	$2,190	$2,512
Average realized price of cobalt (per pound)	$22.68	$23.78	$32.85	$21.09
Less:
Average cash cost of gold [1] (per ounce)	$(474)	$(464)	$(471)	$(454)
Average cash cost of silver [1] (per ounce)	$(5.59)	$(5.06)	$(5.43)	$(5.87)
Average cash cost of palladium [1] (per ounce)	$(353)	$(468)	$(383)	$(463)
Average cash cost of cobalt [1] (per pound)	$(7.21)	$(5.15)	$(6.24)	$(4.67)
Equals:
Cash operating margin per gold ounce sold	$1,254	$1,331	$1,360	$1,344
As a percentage of realized price of gold	73%	74%	74%	75%
Cash operating margin per silver ounce sold	$13.57	$18.74	$16.50	$19.71
As a percentage of realized price of silver	71%	79%	75%	77%
Cash operating margin per palladium ounce sold	$1,738	$1,958	$1,807	$2,049
As a percentage of realized price of palladium	83%	81%	83%	82%
Cash operating margin per cobalt pound sold	$15.47	$18.63	$26.61	$16.42
As a percentage of realized price of cobalt	68%	78%	81%	78%

1)	Refer to discussion on non-IFRS measure (iii) on page 40 of this MD&A.

WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [41]

Subsequent Events
Declaration of Dividend
Under the Company’s dividend policy, the quarterly dividend per common share is targeted to equal approximately 30% of the average cash flow generated by operating activities in the previous four quarters divided by the Company’s then outstanding common shares, all rounded to the nearest cent. To minimize volatility in quarterly dividends, the Company has set a minimum quarterly dividend for the duration of 2022 equal to the dividend per common share declared in the prior quarter. The declaration, timing, amount and payment of future dividends remain at the discretion of the Board of Directors.

On November 3, 2022, the Board of Directors declared a dividend in the amount of $0.15 per common share, with this dividend being payable to shareholders of record on November 21, 2022 and is expected to be distributed on or about December 1, 2022. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Wheaton common shares at a discount of 1% of the Average Market Price, as defined in the DRIP.

Controls and Procedures
Disclosure Controls and Procedures
Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of September 30, 2022. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Wheaton’s disclosure controls and procedures were effective as of September 30, 2022.

Internal Control Over Financial Reporting
The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and,

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the internal control over financial reporting was effective at as of September 30, 2022.

There have been no changes in the Company’s internal control over financial reporting during the three months ended September 30, 2022 that would materially affect, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitation of Controls and Procedures
The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all
WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [42]

potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Attributable Reserves and Resources
The following tables set forth the estimated Mineral Reserves and Mineral Resources (metals attributable to Wheaton only) for the mines relating to which the Company has PMPAs, adjusted where applicable to reflect the Company’s percentage entitlement to such metals, as of December 31, 2021, unless otherwise noted.

WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [43]

Mineral Reserves Attributable to Wheaton Precious Metals (1,2,3,8,32)

		December 31, 2021 (6)										December 31, 2020
		Proven			Probable			Proven & Probable				Proven & Probable
		Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)	Tonnage	Grade	Contained
Asset	Interest	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs		Mt	g/t / %	Moz / Mlbs
Gold
Salobo (10)	75%	173.3	0.40	2.23	676.9	0.34	7.38	850.1	0.35	9.60	76%	867.8	0.31	8.59
Stillwater (13)	100%	8.2	0.41	0.11	60.1	0.33	0.63	68.3	0.34	0.74	69%	58.2	0.39	0.73
Constancia	50%	231.3	0.07	0.50	29.2	0.05	0.05	260.5	0.07	0.55	61%	266.3	0.07	0.56
Sudbury (11)	70%	11.4	0.46	0.17	11.4	0.45	0.17	22.8	0.45	0.33	75%	23.8	0.45	0.34
San Dimas (14)	25%	0.6	4.42	0.08	0.4	3.02	0.04	1.0	3.87	0.12	95%	1.0	3.77	0.12
Marmato (11,15)	10.5%	0.1	5.14	0.01	2.0	3.11	0.20	2.1	3.19	0.21	90%	1.3	3.19	0.13
777	50%	0.2	1.78	0.013	-	-	-	0.2	1.78	0.01	58%	0.8	2.13	0.05
Minto	100%	-	-	-	-	-	-	-	-	-	75%	2.4	0.60	0.05
Blackwater (11,28)	8%	19.3	0.74	0.46	0.5	0.80	0.01	19.8	0.74	0.47	91%	-	-	-
Toroparu (12,16)	10%	3.0	1.10	0.10	9.7	0.98	0.31	12.7	1.00	0.41	89%	12.7	1.00	0.41
Santo Domingo (11,26)	100%	65.4	0.08	0.17	326.9	0.03	0.34	392.3	0.04	0.51	61%	392.3	0.04	0.51
Marathon (11,29)	100%	85.1	0.07	0.19	32.6	0.06	0.06	117.7	0.07	0.26	71%	-	-	-
Curipamba (11,30)	50%	1.6	2.83	0.14	1.7	2.23	0.12	3.2	2.52	0.26	53%	-	-	-
Goose (11,31)	4.15%	0.3	5.54	0.06	0.4	6.29	0.09	0.8	5.97	0.14	93%	-	-	-
Kutcho (12)	100%	6.8	0.37	0.08	10.6	0.39	0.13	17.4	0.38	0.21	41%	10.4	0.37	0.12
Fenix (11,27)	6%	3.1	0.51	0.05	3.8	0.47	0.06	6.9	0.49	0.11	75%	-	-	-
Metates Royalty (17)	0.5%	1.4	0.70	0.03	4.1	0.45	0.06	5.5	0.52	0.09	91%	5.5	0.52	0.09
Total Gold				4.41			9.63			14.04				11.71
Silver
Peñasquito (10)	25%	28.8	38.3	35.4	61.8	31.8	63.1	90.5	33.8	98.5	87%	97.0	34.1	106.4
Constancia	100%	462.6	3.1	45.8	58.4	3.1	5.9	521.0	3.1	51.7	70%	532.5	3.0	52.0
Antamina (11,18)	33.75%
Copper		44.9	7.1	10.2	27.6	8.4	7.5	72.5	7.6	17.7	71%	78.6	7.2	18.3
Copper-Zinc		17.9	13.1	7.5	23.0	14.6	10.8	40.9	14.0	18.4	71%	50.3	12.9	20.8
Zinkgruvan	100%
Zinc		3.1	80.0	7.8	7.2	88.0	20.4	10.3	85.6	28.3	83%	8.8	81.4	23.0
Copper		2.0	32.0	2.1	0.2	35.0	0.2	2.2	32.3	2.3	70%	3.1	30.3	3.0
Neves-Corvo	100%
Copper		4.4	34.0	4.8	20.7	30.8	20.5	25.1	31.4	25.3	24%	29.7	30.2	28.8
Zinc		3.8	69.0	8.4	21.0	62.0	41.8	24.8	63.1	50.2	30%	30.1	62.2	60.3
Yauliyacu (19)	100%	1.1	67.2	2.3	7.0	86.7	19.6	8.1	84.1	22.0	83%	8.2	97.4	25.6
Aljustrel (20)	100%	9.7	47.4	14.8	27.4	46.9	41.4	37.2	47.1	56.2	26%	37.2	47.1	56.2
San Dimas (14)	25%	0.6	348.0	6.5	0.4	264.7	3.2	1.0	315.3	9.7	94%	1.0	329.7	10.6
Cozamin (11,21)	50%
Copper		-	-	-	5.4	45.6	8.0	5.4	45.6	8.0	86%	6.3	44.4	9.0
Zinc		-	-	-	0.7	44.5	1.0	0.7	44.5	1.0	86%	0.7	44.3	1.1
Los Filos	100%	26.2	3.5	3.0	78.1	10.2	25.5	104.2	8.5	28.5	10%	104.2	8.5	28.5
Marmato (11,15)	100%	0.8	22.1	0.6	18.9	6.2	3.8	19.7	6.9	4.4	34%	19.7	6.9	4.4
777	100%	0.5	32.2	0.5	-	-	-	0.5	32.2	0.5	45%	1.5	31.0	1.5
Minto	100%	-	-	-	-	-	-	-	-	-	45%	2.4	5.6	0.4
Stratoni	100%	-	-	-	-	-	-	-	-	-	45%	0.6	148.0	2.7
Copper World Complex (22)
Rosemont	100%	408.6	5.0	66.2	108.0	3.0	10.4	516.6	4.6	76.7	76%	516.6	4.6	76.7
Blackwater (11,28)	50%	161.9	5.8	30.1	4.6	5.8	0.9	166.5	5.8	31.0	61%	-	-	-
Kutcho (12)	100%	6.8	24.5	5.4	10.6	30.1	10.2	17.4	27.9	15.6	46%	9.9	34.6	11.0
Curipamba (11,30)	75%	2.4	41.4	3.1	2.5	49.7	4.0	4.9	45.7	7.1	63%	-	-	-
Metates Royalty (17)	0.5%	1.4	17.2	0.8	4.1	13.1	1.7	5.5	14.2	2.5	66%	5.5	14.2	2.5
Total Silver				255.4			299.9			555.3				542.7
Palladium
Stillwater (13)	4.5%	0.2	12.0	0.09	1.8	9.4	0.53	2.0	9.7	0.63	90%	1.8	11.2	0.64
Total Palladium				0.09			0.53			0.63				0.64
Platinum
Marathon (11,29)	22%	18.7	0.2	0.13	7.2	0.2	0.04	25.9	0.2	0.17	84%	-	-	-
Total Platinum				0.13			0.04			0.17				-
Cobalt
Voisey's Bay (11,23)	42.4%	4.9	0.13	13.5	6.5	0.12	17.8	11.4	0.12	31.4	84%	12.1	0.12	31.7
Total Cobalt				13.5			17.8			31.4				31.7

WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [44]

Mineral Resources Attributable to Wheaton Precious Metals (1,2,3,4,5,9,32)

		December 31, 2021 (6)
		Measured			Indicated			Measured & Indicated			Inferred
		Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Interest	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs	Mt	g/t / %	Moz / Mlbs
Gold
Salobo (10)	75%	22.7	0.17	0.12	329.6	0.25	2.65	352.3	0.24	2.77	201.7	0.29	1.88
Stillwater (13)	100%	15.1	0.40	0.19	19.9	0.39	0.25	35.0	0.39	0.44	113.6	0.34	1.24
Constancia	50%	66.5	0.06	0.12	59.9	0.04	0.08	126.4	0.05	0.19	32.1	0.09	0.09
Sudbury (11)	70%	0.9	0.30	0.01	6.0	0.63	0.12	6.9	0.59	0.13	2.0	0.54	0.03
San Dimas (14)	25%	0.1	5.95	0.02	0.1	2.87	0.01	0.3	4.27	0.04	1.0	3.54	0.12
Marmato (11,15)	10.5%	0.2	5.95	0.03	2.7	2.77	0.24	2.8	2.94	0.27	1.6	2.59	0.13
Minto	100%	-	-	-	11.1	0.53	0.19	11.1	0.53	0.19	13.0	0.49	0.21
Blackwater (11,28)	8%	4.1	0.35	0.05	6.4	0.49	0.10	10.5	0.44	0.15	0.7	0.45	0.01
Toroparu (12,16)	10%	3.5	2.33	0.26	2.3	2.33	0.17	5.8	2.33	0.43	1.4	2.74	0.12
Santo Domingo (11,26)	100%	1.4	0.05	0.002	120.1	0.03	0.11	121.5	0.03	0.12	31.8	0.02	0.03
Marathon (11,29)	100%	19.4	0.08	0.05	66.6	0.06	0.13	86.0	0.07	0.18	22.7	0.05	0.04
Curipamba (11,30)	50%	-	-	-	1.2	1.63	0.06	1.2	1.63	0.06	0.4	1.62	0.02
Goose (11,31)	4.15%	0.04	4.94	0.01	0.1	5.18	0.02	0.2	5.13	0.03	0.2	6.64	0.04
Kutcho (12)	100%	0.4	0.20	0.003	5.0	0.38	0.06	5.4	0.37	0.06	12.9	0.25	0.10
Fenix (11,27)	6%	2.9	0.34	0.03	9.3	0.33	0.10	12.3	0.33	0.13	4.8	0.32	0.05
Cotabambas (12,24)	25%	-	-	-	29.3	0.23	0.22	29.3	0.23	0.22	151.3	0.17	0.84
Brewery Creek Royalty (25)	2%	0.3	1.06	0.01	0.5	1.02	0.02	0.8	1.03	0.03	1.0	0.88	0.03
Metates Royalty (17)	0.5%	0.3	0.23	0.002	0.7	0.23	0.01	1.0	0.23	0.01	0.3	0.32	0.003
Total Gold				0.90			4.54			5.44			4.98
Silver
Peñasquito (10)	25%	7.9	25.7	6.5	44.2	26.4	37.4	52.0	26.3	43.9	22.5	28.0	20.2
Constancia	100%	133.0	2.3	9.9	119.7	2.1	8.2	252.7	2.2	18.1	64.3	3.5	7.3
Antamina (11,18)	33.75%
Copper		28.5	7.2	6.6	107.8	8.5	29.4	136.2	8.2	36.0	218.2	9.0	63.1
Copper-Zinc		12.2	20.7	8.1	50.5	18.1	29.4	62.7	18.6	37.5	100.5	15.5	50.1
Zinkgruvan	100%
Zinc		3.1	58.2	5.8	8.2	60.0	15.9	11.3	59.5	21.7	14.2	81.0	37.0
Copper		1.8	34.8	2.0	0.3	34.7	0.4	2.1	34.8	2.3	0.2	27.0	0.2
Neves-Corvo	100%
Copper		4.8	51.3	7.9	31.2	50.7	50.9	36.0	50.8	58.8	12.7	34.0	13.9
Zinc		7.0	62.6	14.0	37.7	58.8	71.2	44.6	59.4	85.3	4.1	64.0	8.4
Yauliyacu (19)	100%	5.6	119.7	21.6	7.5	131.2	31.7	13.1	126.3	53.3	12.9	259.9	107.6
San Dimas (14)	25%	0.1	413.8	1.6	0.1	252.3	1.1	0.3	325.7	2.7	1.0	310.4	10.2
Aljustrel (20)	100%	4.3	67.3	9.3	3.9	58.9	7.4	8.2	63.3	16.7	15.7	46.2	23.3
Cozamin (11,21)	50%
Copper		0.2	53.3	0.3	4.8	35.1	5.4	4.9	35.7	5.7	2.4	39.9	3.1
Zinc		-	-	-	1.8	32.4	1.9	1.8	32.4	1.9	2.2	38.0	2.6
Los Filos	100%	88.5	5.3	15.2	133.7	8.1	35.0	222.2	7.0	50.2	98.2	6.1	19.4
Marmato (11,15)	100%	1.3	27.9	1.2	22.8	6.3	4.6	24.1	7.5	5.8	15.4	3.3	1.6
Minto	100%	-	-	-	11.1	4.7	1.7	11.1	4.7	1.7	13.0	4.5	1.9
Stratoni	100%	-	-	-	1.4	153.0	6.6	1.4	153.0	6.6	1.7	162.2	8.9
Copper World Complex (22)	100%
Rosemont		112.2	3.9	14.1	358.0	2.7	31.5	470.2	3.0	45.6	68.7	1.7	3.7
Copper World		-	-	-	180.0	2.7	15.6	180.0	2.7	15.6	91.0	3.8	11.1
Blackwater (11,28)	50%	33.7	4.7	5.1	52.9	8.7	14.8	86.6	7.1	19.9	5.6	12.8	2.3
Kutcho (12)	100%	0.4	28.0	0.4	5.0	25.7	4.1	5.4	25.9	4.5	12.9	20.0	8.3
Curipamba (11,30)	75%	-	-	-	1.8	38.4	2.2	1.8	38.4	2.2	0.7	31.6	0.7
Pascua-Lama	25%	10.7	57.2	19.7	97.9	52.2	164.4	108.6	52.7	184.1	3.8	17.8	2.2
Loma de La Plata	12.5%	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8	0.2	76.0	0.4
Toroparu (12,16)	50%	55.4	1.1	2.0	37.0	0.8	1.0	92.5	1.0	3.0	6.9	0.4	0.1
Cotabambas (12,24)	100%	-	-	-	117.1	2.7	10.3	117.1	2.7	10.3	605.3	2.3	45.4
Metates Royalty (17)	0.5%	0.3	6.2	0.1	0.7	6.2	0.1	1.0	6.2	0.2	0.3	9.0	0.1
Total Silver				151.1			602.2			753.4			452.9
Palladium
Stillwater (13)	4.5%	0.15	11.2	0.05	0.2	10.7	0.07	0.4	10.9	0.12	1.1	9.5	0.35
Total Palladium				0.05			0.07			0.12			0.35
Platinum
Marathon (11,29)	22.0%	4.39	0.2	0.03	15.0	0.1	0.07	19.4	0.2	0.10	5.1	0.1	0.02
Total Platinum				0.03			0.07			0.10			0.02
Cobalt
Voisey's Bay (11,23)	42.4%	1.7	0.04	1.5	-	-	-	1.7	0.04	1.5	2.5	0.12	6.8
Total Cobalt				1.5			-			1.5			6.8

WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [45]

Notes on Mineral Reserves & Mineral Resources:
1.
All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101”), or the 2012 Australasian Joint Ore Reserves Committee (JORC) Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.
Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) for gold, silver, palladium and platinum, percent (“%”) for cobalt, millions of ounces (“Moz”) for gold, silver, palladium and platinum and millions of pounds (“Mlbs”) for cobalt.

3.	Qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:
a.	Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and
b.	Ryan Ulansky, M.A.Sc., P.Eng. (Vice President, Engineering),
both employees of the Company (the “Company’s QPs”).
4.
The Mineral Resources reported in the above tables are exclusive of Mineral Reserves.  The Cozamin mine, San Dimas mine, Minto mine, Neves-Corvo mine, Zinkgruvan mine, Aljustrel mines, Santo Domingo project, Blackwater project, Kutcho project, Marathon project, Fenix project, Curipamba project, Goose project and Toroparu project (gold only) report Mineral Resources inclusive of Mineral Reserves.  The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
6.
Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2021 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.	Mineral Resources for Aljustrel’s Feitais mine are reported as of July 2020, Moinho & St João mines as of August 2020 and the Estação project as of July 2018.
b.	Mineral Resources for the Blackwater project are reported as of May 5, 2020 and Mineral Reserves as of September 10, 2021.
c.	Mineral Resources for the Brewery Creek project are reported as of January 18, 2022.
d.	Mineral Resources for the Cotabambas project are reported as of June 20, 2013.
e.	Mineral Resources for the Curipamba project are reported as of October 26, 2021 and Mineral Reserves as of October 22, 2021.
f.	Mineral Resources and Mineral Reserves for the Fenix project are reported as of August 15, 2019.
g.	Mineral Resources for the Goose project are reported as of December 31, 2020 and Mineral Reserves as of January 15, 2021.
h.	Mineral Resources for the Kutcho project are reported as of July 20, 2021 and Mineral Reserves are reported as of November 8, 2021.
i.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.
j.	Mineral Resources and Mineral Reserves for the Los Filos mine are reported as of October 31, 2018.
k.	Mineral Resources for the Marathon project are reported as of June 30, 2020 and Mineral Reserves as of September 15, 2020.
l.	Mineral Resources Marmato mine are reported as of June 30, 2021 and Mineral Reserves as of March 17, 2020.
m.	Mineral Resources Metates royalty are reported as of May 18, 2021 and Mineral Reserves as of April 29, 2016.
n.	Mineral Resources for the Minto mine are reported as of March 31, 2021.
o.	Mineral Resources and Mineral Reserves for the Neves-Corvo and Zinkgruvan mines are reported as of June 30, 2021.
p.	Mineral Resources and Mineral Reserves for the Rosemont project at the Copper World Complex are reported as of March 30, 2017 and Mineral Resources for Copper World as of December 1, 2021.
q.	Mineral Resources for the Santo Domingo project are reported as of February 13, 2020 and Mineral Reserves as of November 14, 2018.
r.	Mineral Resources and Mineral Reserves for the Stratoni mine are reported as of September 30, 2021.
s.	Mineral Resources for the Toroparu project are reported as of November 1, 2021 and Mineral Reserves are reported as of March 31, 2013.
7.
Process recoveries are the average percentage of gold, silver, palladium, platinum, or cobalt in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.

8.	Mineral Reserves are estimated using appropriate process and mine recovery rates, dilution, operating costs and the following commodity prices:
a.	Aljustrel mine – 3.5% zinc cut-off for the Feitais, Moinho and St João mines and 3.0% zinc cut-off for the Estação project.
b.	Antamina mine - $6,000 per hour of mill operation cut-off assuming $3.03 per pound copper, $1.07 per pound zinc, $9.40 per pound molybdenum and $18.32 per ounce silver.
c.	Blackwater project – CAD $13.00 per tonne NSR cut-off assuming $1,400 per ounce gold and $15.00 per ounce silver.
d.	Constancia mine – NSR cut-off of $6.40 per tonne assuming $1,500 per ounce gold, $20.00 per ounce silver, $3.45 per pound copper and $11.00 per pound molybdenum.
e.	Copper World Complex, Rosemont project - $6.00 per ton NSR cut-off assuming $18.00 per ounce silver, $3.15 per pound copper and $11.00 per pound molybdenum.
f.
Cozamin mine - NSR cut-offs of $48.04 per tonne for conventionally backfilled zones for 2020-2022, $51.12 per tonne for conventionally backfilled zones for 2023 and onward, $56.51 per tonne for paste backfilled zones of Vein 10 and $56.12 per tonne for paste backfilled zones of Vein 20, all assuming $2.75 per pound copper, $17.00 per ounce silver, $0.90 per pound lead and $1.00 per pound zinc.

g.	Curipamba project - NSR cut-off of $32.99 per tonne assuming $1,630 per ounce gold, $21 per ounce silver, $3.31 per pound copper, $0.92 per pound lead and $1.16 per pound zinc.
h.	Fenix project – 0.24 grams per tonne gold cut-off assuming $1.250 per ounce gold.
i.	Goose project:
i.	Umwelt – 1.72 grams per tonne for open pit and 3.9 grams per tonne for underground.
ii.	Llama – 1.74 grams per tonne for open pit and 4.1 grams per tonne for underground.
iii.	Goose Main – 1.70 grams per tonne for open pit and 4.1 grams per tonne for underground.
WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [46]

iv.	Echo – 1.60 grams per tonne for open pit and 3.5 grams per tonne for underground.
j.
Kutcho project – NSR cut-offs of C$38.40 per tonne for oxide ore and C$55.00 per tonne for sulfide for the open pit and C$129.45 per tonne for the underground assuming $3.50 per pound copper, $1.15 per pound zinc, $20.00 per ounce silver and $1,600 per ounce gold.

k.	Los Filos mine - $1,200 per ounce gold and $4.39 per ounce silver.
l.
Marathon project - NSR cut-offs ranging from of CAD$18.00 per tonne to CAD$21.33 per tonne assuming $1,500 per ounce palladium, $900 per ounce platinum, $2.75 per pound copper, $1,300 per ounce gold and $16.00 per ounce silver.

m.
Marmato mine – 2.23 grams per tonne gold cut-off for the Upper Mine, 1.91 grams per tonne gold cut-off for the Transition Zone and 1.61 grams per tonne gold cut-off for the Lower Mine, all assuming $1,400 per ounce gold.

n.	Metates royalty – 0.34 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $19.20 per ounce silver.
o.
Neves-Corvo mine – 1.41% copper cut-off for the copper Mineral Reserves and 5.4% zinc cut-off for the zinc Mineral Reserves, both assuming $3.00 per pound copper, $0.95 per pound lead and $1.00 per pound zinc.

p.	Peñasquito mine - $1,200 per ounce gold, $20.00 per ounce silver, $0.90 per pound lead and $1.15 per pound zinc.
q.	Salobo mine – 0.25% copper equivalent cut-off assuming $1,450 per ounce gold and $3.40 per pound copper.
r.	San Dimas mine – $1,750 per ounce gold and $22.50 per ounce silver.
s.	Santo Domingo project - variable throughput rates and cut-offs assuming $3.00 per pound copper,$1,290 per ounce gold and $100 per tonne iron.
t.	Stillwater mines - combined platinum and palladium cut-off of 6.86 grams per tonne for Stillwater and East Boulder sub-level extraction and 1.71 grams per tonne for Ramp & Fill at East Boulder.
u.	Sudbury mines - $1,450 per ounce gold, $8.16 per pound nickel, $3.40 per pound copper, $1,200 per ounce platinum, $1,400 per ounce palladium and $22.68 per pound cobalt.
v.	Toroparu project – 0.38 grams per tonne gold cut-off assuming $1,070 per ounce gold for fresh rock and 0.35 grams per tonne gold cut-off assuming $970 per ounce gold for saprolite.
w.	Voisey’s Bay mines –$3.40 per pound copper, $8.16 per pound nickel and $22.68 per pound cobalt.
x.	Yauliyacu mine - $18.32 per ounce silver, $3.03 per pound copper, and $1.07 per pound zinc.
y.	Zinkgruvan mine – Full cost breakeven NSR cut-offs of between $72.65 and $92.33 per tonne, assuming $3.00 per pound copper and $0.95 per pound lead and $1.00 per pound zinc.
z.	777 mine – $1,800 per ounce gold, $24.00 per ounce silver, $4.00 per pound copper and $1.32 per pound zinc.
9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:
a.	Aljustrel mine – 3.5% zinc cut-off for Feitais, Moinho and St João mines and 3.0% zinc cut-off for the Estação project.
b.	Antamina mine - $3.30 per pound copper, $1.18 per pound zinc, $11.11 per pound molybdenum and $25.14 per ounce silver.
c.	Blackwater project – 0.2 grams per tonne gold equivalent cut-off assuming $1,400 per ounce gold and $15.00 per ounce silver.
d.	Brewery Creek project – 0.37 grams per tonne gold cut-off assuming $1,500 per ounce gold.
e.
Constancia mine – NSR cut-off of $6.40 per tonne for open pit and 0.65% copper cut-off for underground, both assuming $1,500 per ounce gold, $20.00 per ounce silver, $3.45 per pound copper and $11.00 per pound molybdenum.

f.
Copper World Complex  - $5.70 per ton NSR cut-off assuming $18.00 per ounce silver, $3.15 per pound copper and $11.00 per pound molybdenum for the Rosemont project and 0.1% copper cut-off assuming $3.45 per pound copper, $20.00 per ounce silver, $11.00 per pound molybdenum for the Copper World project.

g.	Cotabambas project – 0.2% copper equivalent cut-off assuming $1,350 per ounce gold, $23.00 per ounce silver, $3.20 per pound copper and $12.50 per pound molybdenum.
h.	Cozamin mine - $50 per tonne NSR cut-off assuming $3.25 per pound copper, $20.00 per ounce silver, $1.00 per pound lead and $1.20 per pound zinc.
i.
Curipamba project - NSR cut-off of $29.00 per tonne for the open pit and $105 per tonne for the underground assuming $1,800 per ounce gold, $24 per ounce silver, $4.00 per pound copper, $1.05 per pound lead and $1.30 per pound zinc.

j.	Fenix project – 0.15 grams per tonne gold cut-off assuming $1,500 per ounce gold.
k.	Goose project - 1.4 grams per tonne gold cut-off for open pit and 3.0 grams per tonne for underground for all deposits, assuming a gold price of $1,550 per ounce.
l.
Kutcho project – 0.45% copper equivalent cut-off for the Main open pit and underground copper equivalent cut-offs of 1.05%, 0.95% and 1.05% for Main, Esso and Sumac respectively, all assuming $3.50 per pound copper, $1.15 per pound zinc, $20.00 per ounce silver and $1,600 per ounce gold.

m.	Loma de La Plata project – 50 grams per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.
n.	Los Filos mine - $1,400 per ounce gold and $4.39 per ounce silver.
o.	Marathon project - NSR cut-off of CAD$13.00 per tonne assuming $1,600 per ounce palladium, $900 per ounce platinum, $3.00 per pound copper, $1,500 per ounce gold and $18.00 per ounce silver.
p.	Marmato mine – 1.9 grams per tonne gold cut-off for the Upper Mine and 1.4 grams per tonne gold cut-off for the Lower Mine and Transition Zone, all assuming $1,600 per ounce gold.
q.	Metates royalty – 0.26 grams per tonne gold equivalent cut-off assuming $1,600 per ounce gold and $20.00 per ounce silver.
r.	Minto mine – C$35.00 per tonne NSR cut-off for open pit and C$70 per tonne for underground, assuming $1,500 per ounce gold, $18.00 per ounce silver and $3.10 per pound copper.
s.
Neves-Corvo mine – 1.0% copper cut-off for the copper Mineral Resource and 4.5% zinc cut-off for the zinc Mineral Resource, both assuming $3.00 per pound copper, $0.95 per pound lead and $1.00 per pound zinc.

t.	Pascua-Lama project – $1,500 per ounce gold, $18.75 per ounce silver and $3.50 per pound copper.
u.	Peñasquito mine - $1,400 per ounce gold, $23.00 per ounce silver, $1.10 per pound lead and $1.40 per pound zinc.
v.	Salobo mine – 0.25% copper equivalent cut-off assuming $1,300 per ounce gold and $3.18 per pound copper.
WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [47]

w.	San Dimas mine – 165 grams per tonne silver equivalent cut-off assuming $1,800 per ounce gold and $25.00 per ounce silver.
x.	Santo Domingo project - 0.125% copper equivalent cut-off assuming $3.50 per pound copper, $1,300 per ounce gold and $99 per tonne iron.
y.	Stillwater mines – combined platinum and palladium cut-off of 6.86 grams per tonne for Stillwater and East Boulder sub-level extraction and 1.71 grams per tonne for Ramp & Fill at East Boulder.
z.	Stratoni mine – $200 per tonne NSR cut-off assuming $2.75 per pound copper, $0.91 per pound lead, $1.04 per pound zinc and $17.00 per ounce silver.
aa.
Sudbury mines - $1,200 to $1,300 per ounce gold, $6.07 to $8.16 per pound nickel, $2.77  to $3.18 per pound copper, $1,150 to $1,225 per ounce platinum, $750 to $1,093 per ounce palladium and $12.47 to $20.41 per pound cobalt.

bb.	Toroparu project – 0.40 grams per tonne gold cut-off for open pit and 1.8 grams per tonne for underground assuming $1,630 per ounce gold.
cc.	Voisey’s Bay mines - $2.81 to $2.90 per pound copper, $6.35 per pound nickel and $20.41 per pound cobalt.
dd.	Yauliyacu mine – $25.14 per ounce silver, $3.30 per pound copper, and $1.18 per pound zinc.
ee.
Zinkgruvan mine – Area dependent margin NSR cut-offs of between $47.56 and $59.05 per tonne for the zinc Mineral Reserve and $47.56 per tonne NSR cut-off for the copper Mineral Reserve, both assuming $3.00 per pound copper and $0.95 per pound lead and $1.00 per pound zinc.

10.	The scientific and technical information in these tables regarding the Peñasquito mine was sourced by the Company from the following filed documents:
a.	Antamina – Teck Resources Annual Information Form dated February 23, 2022.
b.	Peñasquito – Newmont’s December 31, 2021 Resources and Reserves press release dated February 24, 2022 and
c.	Salobo – Vale has filed a technical report summary for the Salobo Mine, which is available on Edgar at https://www.sec.gov/Archives/edgar/data/0000917851/000110465922040322/tm2210823d1_6k.htm.
The Company QP’s have approved this partner disclosed scientific and technical information in respect of the Company’s Mineral Resource and Mineral Reserve estimates for the Antamina mine, Peñasquito mine and Salobo mine.
11.
The Company’s attributable Mineral Resources and Mineral Reserves for the Antamina silver interest, Cozamin silver interest, Marmato gold and silver interests, Santo Domingo gold interest, Blackwater gold and silver interests, Marathon gold and platinum interests, Sudbury gold interest, Fenix gold interest, Goose gold interest, Curipamba gold and silver interests, Stillwater palladium interest and Voisey’s Bay cobalt interest have been constrained to the production expected for the various contracts.

12.
The Company has the option in the Early Deposit agreements, to terminate the agreement following the delivery of a feasibility study or if feasibility study has not been delivered within a required time frame.

13.
The Stillwater precious metals purchase agreement provides that effective July 1, 2018, Sibanye-Stillwater will deliver 100% of the gold production for the life of the mines and 4.5% of palladium production until 375,000 ounces are delivered, 2.25% of palladium production until a further 175,000 ounces are delivered and 1.0% of the palladium production thereafter for the life of the mines.  Attributable palladium Mineral Reserves and Mineral Resources have been calculated based upon the 4.5% / 2.25% / 1.0% production entitlements.

The Stillwater mine has been in operation since 1986 and the East Boulder mine since 2002.  Individual grades for platinum, palladium, gold and rhodium are estimated using ratios applied to the combined platinum plus palladium grades based upon average historic production results provided to the Company as of the date of this document.  As such, the Attributable Mineral Resource and Mineral Reserve palladium and gold grades for the Stillwater mines have been estimated using the following ratios:
a.	Stillwater mine: Pd = (Pt + Pd) / (1/3.51 + 1) and Au = (Pd + Pt) x 0.0238
b.	East Boulder mine: Pd = (Pt + Pd) / (1/3.60 + 1) and Au = (Pd + Pt) x 0.0323

14.
Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated.

15.
The Marmato PMPA provides that Aris Mining will deliver 10.5% of the gold production until 310 thousand ounces are delivered and 5.25% of gold production thereafter, as well as, 100% of the silver production until 2.15 million ounces are delivered and 50% of silver production thereafter.  Attributable reserves and resources have been calculated on the 10.5% / 5.25% basis for gold and 100% / 50% basis for silver.

16.
The Company’s PMPA with a subsidiary of Aris Mining is an Early Deposit agreement, whereby the Company will be entitled to purchase 10% of the gold production and 50% of the silver production from the Toroparu project for the life of mine.

17.	The Company’s agreement with Chesapeake Gold Corp (Chesapeake) is a royalty whereby the Company will be entitled to a 0.5% net smelter return royalty.
18.
The Antamina PMPA in respect to the Antamina mine (November 3, 2015) provides that Glencore will deliver silver equal to 33.75% of the silver production until 140 million ounces are delivered and 22.5% of silver production thereafter, for a 50-year term that can be extended in increments of 10 years at the Company’s discretion.  Attributable reserves and resources have been calculated on the 33.75% / 22.5% basis.

19.
The Yauliyacu mine PMPA provides that Glencore will deliver to the Company a per annum amount equal to the first 1.5 million ounces of payable silver produced at the Yauliyacu mine and 50% of any excess for the life of the mine. On August 18, 2022, the Company announced that it had entered into an agreement with Glencore to terminate its silver stream on the Yauliyacu Mine in Peru for a cash payment of $150 million, less the aggregate value of any deliveries to Wheaton, prior to closing, of silver produced subsequent to December 31, 2021. Wheaton has agreed to terminate the stream in order to help facilitate the sale by Glencore of the Yauliyacu Mine. As at September 30, 2022, the net termination payment is estimated to be approximately $136 million.

20.	The Company only has the rights to silver contained in concentrates containing less than 15% copper at the Aljustrel mine.
21.	The Cozamin PMPA provides that Capstone will deliver silver equal to 50% of the silver production until 10 million ounces are delivered and 33%
WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [48]

thereafter for the life of the mine.  Attributable reserves and resources have been calculated on the 50% / 33% basis.
22.	The Copper World Complex Mineral Resources and Mineral Reserves do not include the Oxide material from the Rosemont project or the Leach material from the Copper World project.
23.
The Voisey’s Bay cobalt PMPA provides that effective January 1, 2021, Vale will deliver 42.4% of the cobalt production until 31 million pounds are delivered to the Company and 21.2% of cobalt production thereafter, for the life of the mine.  Attributable reserves and resources have been calculated on the 42.4% / 21.2% basis.

24.
The Company’s PMPA with Panoro is an Early Deposit agreement, whereby the Company will be entitled to purchase 100% of the silver production and 25% of the gold production from the Cotabambas project until 90 million silver equivalent ounces have been delivered, at which point the stream will drop to 66.67% of silver production and 16.67% of gold production for the life of mine.

25.
The Company’s PMPA with Golden Predator Exploration Ltd., a subsidiary of Sabre Gold Mines Corp., is a royalty, whereby the Company will be entitled to a 2.0% net smelter return royalty for the first 600,000 ounces of gold produced, above which the NSR will increase to 2.75%.  Sabre has the right to repurchase 0.625% of the increased NSR by paying the Company Cdn$2.0M.  Attributable resources have been calculated on the 2.0% / 2.75% basis.

26.
The Santo Domingo PMPA provides that Capstone will deliver gold equal to 100% of the gold production until 285,000 ounces are delivered and 67% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on the 100% / 67% basis.

27.
The Fenix PMPA provides that Rio2 will deliver gold equal to 6% of the gold production until 90,000 ounces are delivered, then 4% of the gold production until 140,000 ounces are delivered and 3.5% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on this 6% / 4% / 3.5% basis.

28.
The Blackwater silver and gold stream agreements provide that Artemis will deliver respectively silver and gold equal to (i) 50% of the payable silver production until 17.8 million ounces are delivered and 33% thereafter for the life of the mine, and (ii) 8% of the payable gold production until 279,908 ounces are delivered and 4% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on the 50% / 33% basis for silver and 8% / 4% basis for gold.

29.
The Marathon PMPA provides that Generation will deliver 100% of the gold production until 150 thousand ounces are delivered and 67% thereafter for the life of the mine and 22% of the platinum production until 120 thousand ounces are delivered and 15% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on the 100% / 67% basis for gold and 22% / 15% basis for platinum.

30.
The Curipamba PMPA provides that Adventus will deliver silver and gold equal to 75% of the silver production until 4.6 million ounces are delivered and 50% thereafter for the life of the mine and 50% of the gold production until 150 thousand ounces are delivered and 33% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on the 75% / 50% basis for silver and 50% / 33% basis for gold.

31.
The Goose PMPA provides that Sabina will deliver gold equal to 4.15% of the gold production until 130 thousand ounces are delivered, then 2.15% until 200 thousand ounces are delivered and 1.5% thereafter for the life of the mine.  Attributable reserves and resources have been calculated on the 4.15% / 2.15% / 1.5% basis.

32.
Precious metals and cobalt are by-product metals at all of the Mining Operations, other than gold at the Marmato mine, Toroparu project, Fenix project, Goose project and Blackwater project and the Loma de La Plata zone of the Navidad project and palladium at the Stillwater mines, and therefore, the economic cut off applied to the reporting of precious metals and cobalt reserves and resources will be influenced by changes in the commodity prices of other metals at the mines.

Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [49]

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:
•
the termination of the Yauliyacu silver stream for $150 million, the value of silver produced and delivered after January 1, 2022 and the satisfaction of each party's obligations in accordance with definitive documentation relating to the termination of the Yauliyacu silver stream;

•	the future price of commodities;
•	the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);
•	the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations);
•	the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at Mining Operations;
•
the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party's obligations in accordance with PMPAs and royalty arrangements and the receipt by the Company of precious metals and cobalt production in respect of the applicable Mining Operations under PMPAs or other payments under royalty arrangements;

•
the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton;

•	future payments by the Company in accordance with PMPAs, including any acceleration of payments;
•	the costs of future production;
•	the estimation of produced but not yet delivered ounces;
•	the impact of epidemics (including the COVID-19 virus pandemic), including the potential heightening of other risks;
•	the future sales of Common Shares under, the amount of net proceeds from, and the use of the net proceeds from, the ATM Program;
•	continued listing of the Common Shares on the LSE, NYSE and TSX;
•	any statements as to future dividends;
•	the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;
•	projected increases to Wheaton's production and cash flow profile;
•	projected changes to Wheaton’s production mix;
•	the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;
•	the ability to sell precious metals and cobalt production;
•	confidence in the Company’s business structure;
•	the Company's assessment of taxes payable and the impact of the CRA Settlement;
•	possible CRA domestic audits for taxation years subsequent to 2016 and international audits;
•	the Company’s assessment of the impact of any tax reassessments;
•	the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement;
•	the Company’s climate change and environmental commitments; and
•	assessments of the impact and resolution of various legal and tax matters, including but not limited to audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:
•
risks relating to the termination of the Yauliyacu silver stream and the satisfaction of each party's obligations in accordance with the terms of the definitive documentation relating to the termination of the Yauliyacu silver stream;

•	the satisfaction of each party's obligations in accordance with the terms of the Company’s PMPAs or royalty arrangements;
•	risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all);
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•	risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic);
•
risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansion and improvement at the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);

•
absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;

•	risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;
•
risks related to the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs, including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;

•	risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
•
Wheaton’s interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company’s business operations being materially different than currently contemplated;

•	any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings;
•	risks in assessing the impact of the CRA Settlement (including whether there will be any material change in the Company's facts or change in law or jurisprudence);
•	risks relating to the potential implementation of a 15% global minimum tax;
•	counterparty credit and liquidity risks;
•	mine operator and counterparty concentration risks;
•	indebtedness and guarantees risks;
•	hedging risk;
•	competition in the streaming industry risk;
•	risks related to claims and legal proceedings against Wheaton or the Mining Operations;
•	risks relating to security over underlying assets;
•	risks related to governmental regulations;
•	risks related to international operations of Wheaton and the Mining Operations;
•	risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;
•	risks related to environmental regulations;
•	risks related to climate change;
•	the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
•	the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
•	lack of suitable supplies, infrastructure and employees to support the Mining Operations;
•
inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);

•	uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
•	risks associated with environmental, social and governance matters;
•	the ability of Wheaton and the Mining Operations to obtain adequate financing;
•	the ability of the Mining Operations to complete permitting, construction, development and expansion;
•	challenges related to global financial conditions;
•	risks related to Wheaton’s acquisition strategy;
•	risks related to the market price of the Common Shares of Wheaton;
•	risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;
•	risks associated with a possible suspension of trading of Common Shares;
•	risks associated with the sale of Common Shares under the ATM Program, including the amount of any net proceeds from such offering of Common Shares and the use of any such proceeds;
•	risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations;
WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [51]

•	equity price risks related to Wheaton’s holding of long‑term investments in other companies;
•	risks related to interest rates;
•	risks related to the declaration, timing and payment of dividends;
•	the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
•	risks relating to activist shareholders;
•	risks relating to reputational damage;
•	risks relating to unknown defects and impairments;
•	risks related to ensuring the security and safety of information systems, including cyber security risks;
•	risks related to the adequacy of internal control over financial reporting;
•	risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
•	risks relating to future sales or the issuance of equity securities; and
•
other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s most recent Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton’s Form 40-F and Form 6-Ks, all on file with the U.S. Securities and Exchange Commission in Washington, D.C. and available on EDGAR (the "Disclosure”).

Forward-looking statements are based on assumptions management currently believes to be reasonable, including but not limited to:
•
the receipt of $150 million from Glencore, the estimated value of silver to be produced and delivered after January 1, 2022 and the satisfaction of each party's obligations in accordance with the terms of the definitive documentation relating to the termination of the Yauliyacu silver stream;

•	that there will be no material adverse change in the market price of commodities;
•	that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
•	that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;
•	that each party will satisfy their obligations in accordance with the PMPAs;
•	that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
•	that Wheaton will be able to source and obtain accretive PMPAs;
•	that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic);
•
that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally, without such response requiring any prolonged closure of the Mining Operations or having other material adverse effects on the Company and counterparties to its PMPAs;

•
that the trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;

•	that the trading of the Company’s Common Shares will not be suspended;
•	that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company);
•	that Wheaton has properly considered the application of Canadian tax law to its structure and operations;
•	that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law;
•	that Wheaton's application of the CRA Settlement is accurate (including the Company's assessment that there has been no material change in the Company's facts or change in law or jurisprudence);
•
that any sale of Common Shares under the ATM Program will not have a significant impact on the market price of the Common Shares and that the net proceeds of sales of Common Shares, if any, will be used as anticipated;

•	the estimate of the recoverable amount for any PMPA with an indicator of impairment; and
•	such other assumptions and factors as set out in the Disclosure.

Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing investors with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any
WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [52]

forward looking statement speaks only as of the date on which it is made. Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2021 and other continuous disclosure documents filed by Wheaton since January 1, 2022, available on SEDAR at www.sedar.com. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:

The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 will be rescinded and replaced with disclosure requirements in subpart 1300 of SEC Regulation S-K. Following the transition period, as a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101.  As a result of the adoption of the SEC Modernization Rules, the SEC will recognize estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Definition Standards that are required under NI 43-101. However, while the above terms are “substantially similar” to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from http://www.sec.gov/edgar.html.
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CORPORATE
INFORMATION

CANADA – HEAD OFFICE

WHEATON PRECIOUS METALS CORP.

Suite 3500

1021 West Hastings Street

Vancouver, BC V6E 0C3
Canada

T: 1 604 684 9648

F: 1 604 684 3123

CAYMAN ISLANDS OFFICE

Wheaton Precious Metals International Ltd.
Suite 300, 94 Solaris Avenue

Camana Bay
P.O. Box 1791 GT, Grand Cayman

Cayman Islands KY1-1109

STOCK EXCHANGE LISTING
Toronto Stock Exchange: WPM

New York Stock Exchange: WPM
London Stock Exchange: LSE

DIRECTORS

GEORGE BRACK, Chairman

JOHN BROUGH

JAIMIE DONOVAN
PETER GILLIN
CHANTAL GOSSELIN
GLENN IVES
CHARLES JEANNES
EDUARDO LUNA
MARILYN SCHONBERNER
RANDY SMALLWOOD

OFFICERS
RANDY SMALLWOOD
President & Chief Executive Officer

CURT BERNARDI
Senior Vice President,
Legal & Corporate Secretary

GARY BROWN
Senior Vice President
& Chief Financial Officer

PATRICK DROUIN
Senior Vice President,
Sustainability & Investor Relations

HAYTHAM HODALY
Senior Vice President,
Corporate Development

TRANSFER AGENT
TSX Trust Company
1600 – 1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:
1 800 387 0825

Outside of Canada and the United States:
1 416 682 3860

E: shareholderinquiries@tmx.com

AUDITORS
Deloitte LLP
Vancouver, BC

INVESTOR RELATIONS
PATRICK DROUIN
Senior Vice President,
Sustainability & Investor Relations
T:  1 604 684 9648
TF: 1 844 288 9878
E:  info@wheatonpm.com

WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [54]

Wheaton Precious Metals is a trademark of Wheaton Precious Metals Corp. in Canada, the United States and certain other jurisdictions.

TSX | NYSE | LSE : WPM

wheatonpm.com

Value through streaming.

Wheaton Precious Metals Corp.
Suite 3500 - 1021 West Hastings St.
Vancouver, BC Canada V6E 0C3

T: 1 604 684 9648
F: 1 604 684 3123

WHEATON PRECIOUS METALS 2022 THIRD QUARTER MANAGEMENT DISCUSSION & ANALYSIS [55]